Filed Pursuant to Rule 424(b)(5)
Registration No. 333-198744

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Maximum aggregate offering price	Amount of registration fee (1)
4.550% Senior Notes due 2024	$400,000,000	$51,520
Guarantees of 4.550% Senior Notes due 2024 (2)	—	—

(1)	Calculated in accordance with Rule 457(r) under the Securities Act of 1933, as amended.
(2)	In accordance with Rule 457(n), no separate fee is payable with respect to the guarantees of the debt securities being registered.

Prospectus supplement

(To Prospectus dated September 15, 2014)

Trinity Industries, Inc.

$400,000,000

4.550% Senior Notes due 2024

Interest payable April 1 and October 1.

The notes will mature on October 1, 2024. Interest will accrue from September 25, 2014, and the first interest payment date will be April 1, 2015.

We may redeem some or all of the notes at any time at the applicable redemption price set forth under “Description of notes—Optional redemption.” If a change of control triggering event as described in this prospectus supplement occurs, we may be required to repurchase the notes from the holders at 101% of the principal amount outstanding, plus any accrued and unpaid interest to the date of repurchase. See “Description of notes—Offer to repurchase upon a Change of Control Triggering Event.” There is no sinking fund for the notes.

The notes will be our general senior unsecured obligations and will be equal in right of payment with all of our existing and future senior indebtedness including any indebtedness outstanding under our revolving credit facility. The notes will be senior to our existing and future subordinated indebtedness including our convertible subordinated notes due 2036, which we refer to herein as the convertible subordinated notes. The notes will be effectively subordinated to any existing or future secured indebtedness that we or our subsidiary guarantors incur to the extent of the value of the collateral. Initially, the notes will be guaranteed on an unsecured senior basis by certain of our existing and future direct and indirect domestic subsidiaries, and will be equal in right of payment with all existing and future senior indebtedness of the guarantors, including their guarantees of the revolving credit facility. See “Description of notes—Guarantees.” The notes will be structurally subordinated to all indebtedness and obligations of our subsidiaries that do not guarantee the notes with respect to the assets of such subsidiaries, including the non-recourse obligations of certain of our wholly-owned and partially-owned leasing subsidiaries under various equipment notes, promissory notes, and a warehouse facility.

Investing in the notes involves risks. See “Risk factors” beginning on page S-12 of this prospectus supplement and in the documents incorporated by reference in this prospectus supplement and the accompanying prospectus. You should carefully read and consider these risk factors before you invest in the notes.

	Public offering price(1)	Underwriting discount	Proceeds, before expenses, to the Issuer(1)
Per note	99.888%	0.650%	99.238%
Total	$399,552,000	$2,600,000	$396,952,000

(1)	Plus accrued interest, if any, from September 25, 2014.

The notes will not be listed on any securities exchange.

The underwriters expect to deliver the notes to investors on or about September 25, 2014 in book-entry form only through The Depository Trust Company and its participants, including Clearstream Banking société anonyme and Euroclear Bank, S.A./N.V.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these notes or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Joint Book-Running Managers

BofA Merrill Lynch	J.P. Morgan

Co-Managers

BB&T Capital Markets	RBS	Wells Fargo Securities
BOSC, Inc.	Credit Suisse	Fifth Third Securities

The date of this prospectus supplement is September 22, 2014

About this prospectus supplement

This document consists of two parts. The first part is this prospectus supplement, which describes the terms of the offering of the notes and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference into this prospectus supplement and the accompanying prospectus. The second part is the accompanying prospectus, which provides more general information. To the extent there is a conflict between the information contained in this prospectus supplement, on the one hand, and the information contained in the accompanying prospectus or any document incorporated herein or therein by reference, on the other hand, you should rely on the information in this prospectus supplement.

You should rely only on the information contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus and any related free writing prospectus. Neither we nor the underwriters have authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Neither we nor the underwriters are making an offer to sell the notes in any jurisdiction where the offer or sale is not permitted.

You should not assume that the information contained in or incorporated by reference in this prospectus supplement, the accompanying prospectus, any related free writing prospectus, or any other offering materials is accurate as of any date other than the date on the front of such document, regardless of the time of delivery of this prospectus supplement, the accompanying prospectus, any related free writing prospectus, or any sale of the notes. Our business, financial condition, results of operations, and prospects may have changed since those respective dates.

Except as otherwise indicated or unless the context requires, as used in this prospectus supplement, references to “Trinity,” the “Company,” “we,” “us,” and “our” refer to Trinity Industries, Inc. and its consolidated subsidiaries.

Prospectus Supplement

Material United States federal tax considerations	S-39
ERISA considerations	S-44
Underwriting	S-46
Legal matters	S-50
Experts	S-50
Where you can find more information	S-50
Documents incorporated by reference into this prospectus supplement	S-50

Prospectus

Description of debt securities and guarantees	10
Plan of distribution	20
Legal matters	21
Experts	21
Where you can find more information	22
Documents incorporated by reference into this prospectus	22

i

Forward-looking statements

Some statements in this prospectus supplement (or otherwise made by us or on our behalf from time to time in other filings with the Securities and Exchange Commission, or the SEC, incorporated herein by reference) contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements contained herein that are not historical facts are forward-looking statements and involve risks and uncertainties. These forward-looking statements include expectations, beliefs, plans, objectives, future financial performance estimates, projections, goals, and forecasts. We use the words “anticipates,” “believes,” “estimates,” “expects,” “intends,” “forecasts,” “may,” “will,” “should” and similar expressions to identify these forward-looking statements. Potential factors that could cause our actual results of operations to differ materially from those in the forward-looking statements include, among others:

•	market conditions and demand for our business products and services;

•	the cyclical nature of industries in which we compete;

•	variations in weather in areas where our construction and energy products are sold, used, or installed;

•	naturally-occurring events and disasters causing disruption to our manufacturing, product deliveries, and production capacity, thereby giving rise to an increase in expenses, loss of revenue, and property losses;

•	the timing of introduction of new products;

•	the timing and delivery of customer orders or a breach of customer contracts;

•	the credit worthiness of customers and their access to capital;

•	product price changes;

•	changes in mix of products sold;

•	the extent of utilization of manufacturing capacity;

•	availability and costs of steel, component parts, supplies, and other raw materials;

•	competition and other competitive factors;

•	changing technologies;

•	surcharges and other fees added to fixed pricing agreements for steel, component parts, supplies, and other raw materials;

•	interest rates and capital costs;

•	counter-party risks for financial instruments;

•	long-term funding of our operations;

•	taxes;

•	the stability of the governments and political and business conditions in certain foreign countries, particularly Mexico;

•	changes in import and export quotas and regulations;

•	business conditions in emerging economies;

•	costs and results of litigation;

•	changes in accounting standards or inaccurate estimates or assumptions in the application of accounting policies; and

•	legal, regulatory, and environmental issues.

Any forward-looking statement speaks only as of the date on which such statement is made. Except as otherwise required by law, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made.

ii

Summary

This summary highlights information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. Because this is only a summary, it may not contain all of the information that you should consider before investing in the notes. You should carefully read the entirety of this prospectus supplement, the accompanying prospectus, and any other offering materials, together with the additional information described under the sections entitled “Where you can find more information” beginning on page S-50 of this prospectus supplement.

Our company

Trinity Industries, Inc. is a diversified industrial company that owns a variety of market-leading businesses providing products and services to the energy, transportation, chemical, and construction sectors. We manufacture and sell a variety of products and services, principally including railcars and railcar parts, the leasing of railcars, inland barges, structural wind towers, highway products, aggregates, storage containers, and parts and steel components. We serve our customers through manufacturing facilities located in North America, and have approximately 18,460 employees worldwide as of December 31, 2013.

We serve our customers through the following five business groups:

Rail Group. Through wholly-owned subsidiaries with manufacturing facilities in the United States and Mexico, our Rail Group is a leading manufacturer of freight and tank railcars in North America used for transporting a wide variety of liquids, gases, and dry cargo, including (i) auto carrier cars, (ii) box cars, which transport products such as food products, auto parts, wood products, and paper, (iii) gondola cars, which are used for coal service and heavy bulk commodities such as scrap metals and steel products, (iv) hopper cars, which carry cargo such as grain, distillers dried grain, dry fertilizer, plastic, cement, and sand, (v) intermodal cars, which transport intermodal containers and trailers, (vi) specialty cars that are designed to address the special needs of a particular industry or customer, such as waste-hauling gondolas, side dump railcars, flatcars, and pressure differential railcars used to haul fine grain food products such as starch and flour, and (vii) tank cars, which transport liquefied products such as crude oil, alcohol and renewable fuels, liquid fertilizer, and food and grain products such as vegetable oil and corn syrup.

We manufacture a diversified railcar product line, allowing us to capitalize on changing industry trends and developing market opportunities, including the oil, gas, and chemicals markets. We also manufacture and sell a variety of railcar parts and components used in manufacturing and repairing railcars, including couplers, axles, and other equipment. We have plants in the United States and Mexico that manufacture parts and components, primarily for the North American market. We provide railcar maintenance services at four facilities in the United States.

Our customers include railroads, leasing companies, and industrial shippers of products, such as utilities, petrochemical companies, agricultural product companies, and major construction and industrial companies. We compete in the North American market against five major railcar manufacturers.

For the year ended December 31, 2013 we shipped 24,335 railcars, or 44% of total North American railcar shipments. As of December 31, 2013, our Rail Group backlog consisted of 39,895 railcars valued at $5.0 billion. This amount included approximately $827.0 million in orders from our Railcar Leasing and Management Services Group. The total amount of orders in our backlog from the Railcar Leasing and Management Services Group was supported by lease commitments with external customers. The final amount dedicated to the Railcar Leasing and Management Services Group may vary by the time of delivery. For the six months ended June 30, 2014, we shipped 14,050 railcars, and as of June 30, 2014, our Rail Group backlog consisted of 45,350 railcars valued at $5.5 billion.

Railcar Leasing and Management Services Group. Our Railcar Leasing and Management Services Group is a leading provider of comprehensive rail industry services in North America. Through wholly-owned subsidiaries, primarily Trinity Industries Leasing Company, or TILC, and partially-owned leasing subsidiaries, TRIP Rail Holdings LLC, or TRIP Holdings, and RIV 2013 Rail Holdings LLC, or RIV 2013, we offer operating leases for tank and freight railcars. TILC also offers management, maintenance, and administrative services. By providing leasing and management, maintenance, and administrative services, in addition to management services for investor-owned funds, our Railcar Leasing and Management Services Group is an important strategic resource that further links our Rail Group with our customers. Our Rail Group and TILC coordinate sales and marketing activities under the registered trade name TrinityRail®, thereby providing a single point of contact for railroads and shippers seeking rail equipment and services.

The railcars in our lease fleet are leased to industrial shippers and railroads. These companies operate in the chemical, agricultural, and energy industries, among others. Substantially all of the railcars in our lease fleet were manufactured by our Rail Group. The terms of our railcar leases generally vary from one to twenty years in length and provide for fixed monthly rentals. A small percentage of our fleet is leased on a per diem basis. As of December 31, 2013, the lease fleet of our subsidiaries included 75,685 owned or leased railcars that were 99.5% utilized. Of this total, 63,255 railcars were owned by TILC or its affiliates and 12,430 railcars were financed in sale-leaseback transactions. As of June 30, 2014, the lease fleet of our subsidiaries included 73,760 owned or leased railcars that were 99.7% utilized.

We also manage railcar fleets on behalf of third parties. We believe our railcar fleet management services complement our leasing business by generating stable fee income, strengthening customer relationships, and enhancing the view of Trinity as a leading provider of railcar products and services.

In December 2013, we entered into a strategic alliance with Element Financial Corporation, or Element, a major equipment finance company in North America, to develop a diversified portfolio of up to $2 billion of leased railcars. Element is expected to acquire a portfolio of leased railcars primarily consisting of new railcars manufactured by our Rail Group, existing railcars from TILC, as well as secondary market purchases.

Construction Products Group. Through wholly-owned subsidiaries, our Construction Products Group manufactures highway products as well as other steel products for infrastructure-related projects, mines and produces aggregates, and provides galvanizing services. Many of these lines of business are seasonal, and revenues are impacted by weather conditions and fluctuations in government spending levels.

Our highway products businesses are leading U.S. manufacturers of guardrail, crash cushions, and other protective barriers. The Federal Highway Administration, which determines product eligibility for cost reimbursement using federal funds, has approved many of our products as eligible for cost reimbursement based on requirements set forth by the National Cooperative Highway Research Program. Our crash cushion, protective barrier, and guardrail products include multiple proprietary products manufactured under license from certain public and private research organizations and inventors and Company-held patents. We sell highway products in Canada, Mexico, and throughout the United States, and we export highway products, including proprietary products, to more than 60 countries as of December 31, 2013. We compete against several national and regional guardrail manufacturers.

We are a leading producer and distributor of lightweight and natural aggregates, including expanded shale and clay, crushed stone, sand and gravel, asphalt rock, and various other products in the western and southwestern United States. Our aggregates customers are concrete producers, commercial, residential, and highway contractors, manufacturers of masonry products, and state and local municipalities. We compete with lightweight aggregates producers nationwide and natural aggregates producers located in the regions in which we operate.

We provide hot-dip galvanizing services to manufacturers of fabricated steel materials from our service facilities in Texas, Louisiana, and Mississippi. We also manufacture a line of trench shields and shoring products for the construction industry and a line of construction equipment for the mining industry.

Energy Equipment Group. Through wholly-owned subsidiaries, our Energy Equipment Group manufactures utility, traffic, and lighting structures, structural wind towers, storage containers, and tank heads for pressure and non-pressure vessels.

We manufacture utility, traffic, and lighting structures, which are used principally by municipalities and other local and state governmental entities, as well as by public and private utilities. These structures are manufactured in the United States and Mexico to customer specifications and installed by our customers.

Our structural wind towers business is a leading manufacturer in North America of structural wind towers used in the wind energy market. These towers are manufactured in the United States and Mexico to customer specifications and installed by our customers. Our customers are generally wind turbine producers. Our structural wind towers backlog, as of December 31, 2013, was approximately $553.9 million and, as of June 30, 2014, was approximately $611.3 million.

We are a leading manufacturer in North America of storage containers and tank heads for pressure and non-pressure vessels. We manufacture these products in the United States and Mexico. We market a portion of our products in Mexico under the brand name TATSA®.

We manufacture storage containers that support the oil, gas, and chemical industries and are used by industrial plants, utilities, residences, and small businesses in suburban and rural areas. Additionally, we manufacture fertilizer storage containers for bulk storage, farm storage, and the application and distribution of anhydrous ammonia. We also manufacture cryogenic tanks for the distribution of industrial gases and liquefied natural gas. Our storage container products range from nine-gallon containers for motor fuel use to 1.8 million-gallon bulk storage spheres. We sell our storage containers to dealers and large industrial users. In the United States, we generally deliver storage containers to our customers who install and fill the containers. Our competitors include large and small manufacturers of storage containers.

We manufacture tank heads, which are pressed metal components used in the manufacturing of many of our finished products, both pressure rated and non-pressure rated, depending on their intended use. We use a significant portion of the tank heads we manufacture in the production of our railcars and storage containers. We also sell our tank heads to a broad range of other manufacturers. There is strong competition in the tank head business.

Inland Barge Group. Through wholly-owned subsidiaries, our Inland Barge Group is a leading U.S. manufacturer of inland barges and fiberglass barge covers. We manufacture a variety of dry cargo barges, such as deck barges and open or covered hopper barges, which transport various commodities, such as grain, coal, and aggregates. We also manufacture tank barges used to transport liquids such as crude oil, chemicals, and a variety of petroleum products. Our fiberglass reinforced lift covers are used primarily for grain barges. Our four barge manufacturing facilities are located along the U.S. inland river systems, allowing for rapid delivery to our customers. Our Inland Barge Group backlog as of December 31, 2013 was approximately $429.6 million, and as of June 30, 2014, was approximately $466.7 million.

Our primary Inland Barge customers are commercial marine transportation companies. Many companies have the capability to enter into, and from time to time do enter into, the inland barge manufacturing business. We strive to compete through operational efficiency, timely delivery, and quality products. We have a number of competitors for our products in this industry.

Competitive strengths

Our key strengths include:

Leading market positions. We are an industry leader in many of the markets we serve.

•	Our rail manufacturing business is a leading producer of freight and tank railcars in North America.

•	We are a leading provider of railcar leasing and management services in North America.

•	We are a leading manufacturer of inland barges used on U.S. inland waterways and fiberglass hopper barge covers.

•	We are a leading manufacturer of highway guardrail, crash cushions, and other related products in the United States and a leading producer and distributor of lightweight and natural aggregates in the western and southwestern United States.

•	We are a leading producer of structural wind towers in North America.

•	We are a leading producer of storage containers and tank heads for pressure and non-pressure vessels in North America.

Diversified portfolio of businesses. The diversity of our portfolio of businesses enables us to more efficiently manage through economic cycles, capitalize on our core manufacturing competencies, and respond to changing business conditions.

Flexible and cost effective manufacturing. We have been able to lower costs for many of our products and enhance our ability to opportunistically respond to changes in market demand for our products by emphasizing flexibility in our manufacturing processes and facilities. We strive to make rapid and efficient changeovers for various products. For example, in 2012, we converted two structural wind tower facilities into tank railcar manufacturing facilities to pursue opportunities associated with strong demand for products that serve the oil, gas, and chemicals industries.

Focus on enrichment value. We focus on collaborating across our various business segments to generate synergies and create value. These synergies include customer sharing, internal component sourcing, shared best manufacturing practices, facility optimization, and centralized cost savings.

Seasoned performer across various market conditions. We believe we are uniquely positioned to perform across various economic conditions as a result of our seasoned management team, manufacturing flexibility, broad product offerings, cost-effective manufacturing footprint in the southern United States and Mexico, synergies across business lines, extensive lease fleet, and strong liquidity position.

Business strategy

Trinity’s business strategy centers on our corporate business model, which generates value for our stockholders through our ownership and management of a diversified portfolio of industrial companies in which the competitiveness of each company is enhanced by being a part of the Trinity diversified group. Through ownership of a diversified portfolio of industrial companies, we generate value by leveraging the strengths of the businesses within our portfolio. For example, our businesses enrich one another by sharing information, transacting business with each other, and collaborating on a variety of initiatives that capitalize on the talent and expertise within our larger enterprise. These enrichment activities encompass competencies and capabilities that range from manufacturing scale to consolidated materials and equipment sourcing programs to a manufacturing center of excellence.

Our short-term priorities are to:

•	operate our company on lean principles while providing superior products and services to our customers;

•	create stockholder value through a variety of organic improvement and growth initiatives that position Trinity to quickly respond to market demands;

•	acquire and successfully integrate additional industrial manufacturing businesses into our portfolio; and

•	conduct railcar leasing and other asset transactions that provide incremental earnings.

The key elements of our business strategy include:

Manufacturing Flexibility: A Key Differentiating Competency. We have a proven ability to successfully operate in a highly cyclical environment. Our management processes enable us to effectively respond to the highly cyclical nature of our individual business segments, and more accurately pinpoint specific customer needs and adjust our manufacturing operations accordingly. Our decisions to expand or contract production are driven by our knowledge and understanding of the unique cost structures of each of our production facilities as well as our view of overall market conditions. Our manufacturing flexibility allows us to shift entire facilities into new markets to capture opportunities, enhance cash flow and operating earnings, and maintain a core group of employees. We view operational flexibility as having two key elements: organizational flexibility, the ability of our employees to work in our different businesses and product lines as necessary; and manufacturing flexibility, our ability to convert facilities to manufacture “in demand” products. During the past few years, we have demonstrated the combined strength of these competencies, converting several facilities to meet customer needs for railcars, barges, and energy products.

Financial strength and flexibility. Trinity maintains a strong financial position as a result of our liquid balance sheet, commitment to maintaining or improving our credit ratings, and solid cash flows from operations which enables us to capitalize on opportunities for capital allocation. Our financial flexibility was recently enhanced by joint venture and strategic alliance transactions within our railcar leasing and management services business which expanded the sources of capital we can use to continue growing our leasing platform. This flexibility enhances our ability to grow the leasing business in addition to generating capital to expand Trinity’s portfolio of industrial companies.

Controlling costs while maintaining operational excellence and flexibility. Trinity’s manufacturing flexibility across product and business segments enhances our ability to opportunistically respond to changes in market demand. Our manufacturing scale, vertical integration, and presence in the southern United States and Mexico also provide cost effective benefits across multiple business segments. We believe that our focus on maintaining operational excellence while reducing our cost base is a key element to increasing our cash flow and improving our overall financial performance.

Increasing diversified portfolio platform and development of new products and services. We are dedicated to the identification, development, introduction, and commercialization of new business platforms that enhance our products and services either through the engineering and design of new products or acquisitions. Demand catalysts resulting from the North American energy renaissance have led us to invest in new and adjacent platforms through acquisitions such as cryogenic tanks and well-site equipment, and our most recent acquisition of Meyer Steel Structures. We will continue to seek opportunities for growth in the infrastructure and energy industries as we continue our progress toward attaining our corporate vision of being a premier diversified industrial company.

Recent Developments

On August 18, 2014, we completed the acquisition of substantially all of the assets of Meyer Steel Structures, the electricity transmission and distribution towers division of Thomas & Betts Corporation, for a purchase price of approximately $600 million cash. We believe that the acquisition establishes a market leadership position for us in the electric transmission structures industry, which broadens our product portfolio, strengthens our presence in the energy and infrastructure markets, and supports our strategy of being a diversified industrial company.

Corporate information

Trinity Industries, Inc. is a Delaware corporation that was incorporated in 1933 and has been publicly traded since 1958. Our principal executive offices are located at 2525 N. Stemmons Freeway, Dallas, Texas 75207-2401 and our telephone number at that address is (214) 631-4420. Our website is located at www.trin.net. The information on our website is not part of this prospectus supplement or the accompanying prospectus.

The Offering

For purposes of this section of the prospectus supplement summary, “we,” “us,” “our” and “Company” refer to Trinity Industries, Inc. and not to our subsidiaries. For a more complete understanding of the notes, please refer to “Description of notes.”

Issuer	Trinity Industries, Inc.

Securities offered	$400 million aggregate principal amount of 4.550% Senior Notes due 2024.

Maturity	The notes will mature on October 1, 2024.

Interest	The notes will bear interest at the rate of 4.550% per year, which will be payable semi-annually on April 1 and October 1, beginning on April 1, 2015.

Ranking	The notes will be our general unsecured senior obligations. Accordingly, they will rank:

•	senior in right of payment to any of our existing and future subordinated indebtedness, including our convertible subordinated notes, of which $450.0 million were outstanding as of June 30, 2014;

•	equal in right of payment with all of our existing and future senior indebtedness, including our revolving credit facility, which had no borrowings outstanding but had undrawn capacity of $357.9 million and $67.1 million of letters of credit, in each case as of June 30, 2014;

•	effectively subordinated to all of our and our guarantors’ existing and future secured indebtedness, to the extent of the value of the collateral securing such indebtedness, including our leasing group capital leases, which are secured by a guarantor’s assets and had a balance of $40.6 million as of June 30, 2014; and

•	structurally subordinated to all existing and future indebtedness and other obligations of any of our existing or future non-guarantor subsidiaries with respect to the assets of such subsidiaries, including the following indebtedness, as of June 30, 2014: (i) $1,260.7 million of non-recourse obligations of certain of our wholly-owned leasing subsidiaries, (ii) $1,557.3 million of non-recourse obligations of certain of our partially-owned leasing subsidiaries, and (iii) $0.9 million of indebtedness of a non-guarantor subsidiary secured by its assets.

See “Description of notes—Ranking.”

Guarantees	Initially, the notes will be fully and unconditionally guaranteed by each of our domestic subsidiaries that is a guarantor under our revolving credit facility. If additional subsidiaries guarantee our revolving credit facility in the future, each such subsidiary also will be required to guarantee the notes. The subsidiary guarantee of any subsidiary guarantor may be released in the circumstances described under “Description of notes—Guarantees” in this prospectus supplement, including if such subsidiary guarantor ceases to guarantee our revolving credit facility.

Each subsidiary guarantee will rank:

•	senior in right of payment to any of the guarantors’ existing and future subordinated indebtedness;

•	equal in right of payment with all of the guarantors’ existing and future senior indebtedness, including their guarantees of our revolving credit facility;

•	effectively subordinated to all other existing and future secured indebtedness of the guarantors to the extent of the value of the collateral therefor; and

•	structurally subordinated to all existing and future indebtedness and other obligations of any existing or future non-guarantor subsidiaries with respect to the assets of such subsidiaries, including the non-recourse obligations of certain of our wholly-owned and partially-owned leasing subsidiaries under various equipment notes, promissory notes, and a warehouse facility.

Covenants	The indenture, as supplemented by the supplemental indenture, governing the notes contain covenants that limit our ability and/or our restricted subsidiaries’ ability to create or permit to exist certain liens, enter into certain sale and leaseback transactions, and consolidate, merge, or transfer all or substantially all of our assets.

However, each of these covenants is subject to a number of significant exceptions. You should read “Description of debt securities and guarantees” in the accompanying prospectus for a description of these covenants.

Change of Control Triggering Event	Upon the occurrence of a “Change of Control Triggering Event” (as defined herein), we will be required to make an offer to purchase all of the notes at a price equal to 101% of the principal amount outstanding, plus any accrued and unpaid interest to the date of repurchase. See “Description of notes—Offer to repurchase upon a Change of Control Triggering Event” in this prospectus supplement.

Optional Redemption	We may redeem the Notes before July 1, 2024 (three months prior to the maturity date), in whole or in part, at any time and from time to time at 100% of the principal amount of the notes being redeemed plus a make-whole premium and any accrued and unpaid interest to the date of redemption.

At any time on or after July 1, 2024 (three months prior to the maturity date), we may redeem the notes, in whole or in part from time to time, at a redemption price equal to 100% of the principal amount of the notes being redeemed, plus any accrued and unpaid interest to the date of redemption. See “Description of notes—Optional redemption.”

Use of Proceeds	We intend to use the net proceeds from the offering of the notes for general corporate purposes, which may include capital expenditures, acquisitions, working capital, and repayment or refinancing of debt. See “Use of proceeds” in this prospectus supplement.

Trustee	Wells Fargo Bank, National Association.

Risk Factors	See “Risk factors” beginning on page S-12 of this prospectus supplement for important information regarding us and an investment in the notes.

Summary consolidated financial data

The following sets forth selected consolidated historical financial information for the periods and at the dates indicated. The selected historical financial data as of December 31, 2013, 2012, 2011, 2010 and 2009 and for the years ended December 31, 2013, 2012, 2011, 2010 and 2009 have been derived from our audited consolidated financial statements incorporated by reference into this prospectus supplement and the accompanying prospectus. The selected historical financial data as of June 30, 2014 and 2013 and for the six months ended June 30, 2014 and 2013 have been derived from our unaudited consolidated financial statements incorporated by reference into this prospectus supplement and the accompanying prospectus. Results of operations for the six months ended June 30, 2014 and 2013 are not necessarily indicative of results that may be expected for any future periods.

Due to the adoption of Accounting Standards Codification 810-10, effective January 1, 2010, the Consolidated Balance Sheets as of June 30, 2014 and 2013, and December 31, 2013, 2012, 2011, and 2010, and the Consolidated Statements of Operations for the six months ended June 30, 2014 and 2013, and for the years ended December 31, 2013, 2012, 2011, and 2010, include the financial position and results of operations of TRIP Holdings and its subsidiaries. Prior periods were not restated.

The summary consolidated financial data should be read in conjunction with (i) our audited consolidated financial statements, including the notes thereto, and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” found in our Annual Report on Form 10-K for the year ended December 31, 2013, and (ii) our unaudited consolidated financial statements, including the notes thereto, and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” found in our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2014.

On May 5, 2014, Trinity’s Board of Directors authorized a 2-for-1 stock split of its common shares in the form of a 100% stock dividend. The additional shares were distributed on June 19, 2014 to the stockholders of record at the close of business on June 5, 2014. All common share and per common share amounts in the summary consolidated financial data have been updated to reflect the stock split. All other items set forth in our audited consolidated financial statements contained in the 2013 Form 10-K or our unaudited consolidated financial statements contained in the June 30 Form 10-Q, each of which are incorporated by reference into this prospectus supplement, remain unchanged.

	For the Six Months Ended June 30,		Year Ended December 31,
	2014	2013	2013	2012	2011	2010	2009
	(in millions, except percent and per share data)
Statement of Operations Data:
Revenues	$2,945.8	$1,999.0	$4,365.3	$3,811.9	$2,938.3	$1,930.7	$2,162.9
Operating profit (loss)	693.3	342.9	772.9	574.8	426.8	294.2	(36.1	)(1)
Income (loss) from continuing operations	406.6	161.4	386.1	251.9	146.8	69.4	(140.8)
Gain on sale of discontinued operations, net of provision for income taxes of $—, $5.4, $5.4, $—, $—, $—, and $—	—	7.1	7.1	—	—	—	—
Income (loss) from discontinued operations, net of provision (benefit) for income taxes of $(0.2), $(0.8), $(0.8), $1.1, $(0.4), $3.6, and $2.0	(0.5)	(1.5)	(0.8)	1.8	(1.1)	6.0	3.1

Net income (loss)	$406.1	$167.0	$392.4	$253.7	$145.7	$75.4	$(137.7)

Net income (loss) attributable to Trinity Industries, Inc.	$390.6	$163.1	$375.5	$255.2	$142.2	$67.4	$(137.7)

Net income (loss) attributable to Trinity Industries, Inc. per common share:
Basic:
Continuing operations	$2.51	$0.99	$2.34	$1.59	$0.89	$0.39	$(0.93)
Discontinued operations	—	0.04	0.04	0.01	(0.01)	0.04	0.02

	$2.51	$1.03	$2.38	$1.60	$0.88	$0.43	$(0.91)

Diluted:
Continuing operations	$2.43	$0.99	$2.34	$1.58	$0.89	$0.39	$(0.93)
Discontinued operations	—	0.04	0.04	0.01	(0.01)	0.04	0.02

	$2.43	$1.03	$2.38	$1.59	$0.88	$0.43	$(0.91)

Weighted average number of shares outstanding:
Basic	150.5	154.0	152.8	154.7	154.9	153.7	152.9
Diluted	155.6	154.2	152.9	155.1	155.4	154.0	152.9
Dividends declared per common share	$0.175	$0.120	$0.270	$0.210	$0.175	$0.160	$0.160
Balance Sheet Data:
Total assets	$8,014.1	$6,900.7	$7,313.4	$6,669.9	$6,121.0	$5,760.0	$4,656.4
Debt—recourse	$424.5	$413.7	$419.0	$458.1	$455.0	$449.4	$645.5
Debt—non-recourse	$2,818.0	$2,470.5	$2,570.8	$2,596.9	$2,517.2	$2,457.4	$1,199.1
Stockholders’ equity	$3,168.6	$2,474.3	$2,749.1	$2,137.6	$1,948.3	$1,845.7	$1,806.3
Ratio of total debt to total capital	50.6%	53.8%	52.1%	58.8%	60.4%	61.2%	50.5%
Book value per share	$20.31	$15.75	$17.75	$13.52	$12.15	$11.57	$11.40

(1)	A goodwill impairment charge of $325.0 million was recorded in 2009 related to the Rail Group segment.

Risk factors

Our business, operations and financial condition are subject to various risks. Some of these risks are described below and in the documents incorporated by reference in this prospectus supplement, and you should take these risks into account in evaluating us or any investment decision involving us or in deciding whether to participate in the purchase of the notes proposed in this prospectus supplement. In particular, you should read the risk factors incorporated by reference from Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2013. This section does not describe all risks applicable to us, our industry or our business, and it is intended only as a summary of certain material factors.

Risks relating to the notes and this offering

The notes and the guarantees will be effectively subordinated to any existing or future secured indebtedness that we or any of our guarantors incur.

The notes and the guarantees are unsecured obligations, ranking effectively junior to all of our and the guarantors’ existing and future secured indebtedness, to the extent of the value of the collateral securing such indebtedness. The indenture, as supplemented by the supplemental indenture, or, collectively, the indenture, governing the notes does not limit the amount of additional unsecured debt that we and our subsidiaries may incur, permits us to incur secured debt under specified circumstances, and permits our non-guarantor subsidiaries to incur secured debt without restriction. If we incur additional secured debt, our assets securing any such indebtedness will be subject to prior claims by our secured creditors. In the event of our bankruptcy, insolvency, liquidation, reorganization, dissolution, or other winding up, or upon any acceleration of the notes, our assets that secure other indebtedness will be available to pay obligations on the notes and the guarantees only after all other such debt secured by those assets has been repaid in full. Any remaining assets will be available to you ratably with all of our other unsecured and unsubordinated creditors, including trade creditors. If there are not sufficient assets remaining to pay all these creditors, then all or a portion of the notes or guarantees then outstanding would remain unpaid.

Our operations are primarily conducted through our subsidiaries, and the notes and the guarantees will be structurally subordinated to all indebtedness and other obligations of our non-guarantor subsidiaries.

Our operations are primarily conducted through our subsidiaries. As a result, we depend on dividends, loans, advances, or other payments from our subsidiaries to satisfy our financial obligations and make payments to our investors. Existing or future contractual provisions or laws, as well as our subsidiaries’ financial condition and operating requirements, may limit our ability to obtain from our subsidiaries the cash that we require to pay our debt service obligations, including the notes. Certain of our subsidiaries will be guarantors of the notes and are guarantors under our existing revolving credit facility and/or are obligors on other loans. However, not all of our subsidiaries will be guarantors of the notes.

The notes will be structurally subordinated to all existing and future indebtedness and other obligations, including trade obligations, of any of our existing or future non-guarantor subsidiaries, including the non-recourse obligations of certain of our wholly-owned and partially-owned leasing subsidiaries under various equipment notes, promissory notes and a warehouse facility. In the event of a bankruptcy, liquidation, or dissolution of any of the non-guarantor subsidiaries, holders of their indebtedness, and holders of preferred stock, if any, and their trade creditors will generally be entitled to payment on their claims from assets of those subsidiaries before any assets are made available for distribution to us. As of June 30, 2014, our non-guarantor subsidiaries (including our wholly-owned and partially-owned leasing subsidiaries) had aggregate indebtedness of $2,818.9 million, which included $1,260.7 million of non-recourse indebtedness of our wholly-owned leasing subsidiaries, $1,557.3 million of non-recourse indebtedness of our partially-owned leasing subsidiaries and $0.9 million of indebtedness of a non-guarantor subsidiary secured by its assets. In addition, the indenture governing the notes allows us and our subsidiaries to incur additional unsecured debt, and as a result, the amount of this indebtedness may increase in the future.

Although the notes will initially be guaranteed, the guarantees may be automatically released in certain circumstances, including if such guarantees are released under our revolving credit facility.

The notes are obligations of Trinity Industries, Inc. and initially will be fully and unconditionally guaranteed by the subsidiary guarantors. However, the guarantees of the subsidiary guarantors will be released upon the occurrence of certain customary circumstances as described under “Description of notes—Guarantees,” including as a result of the release of such subsidiary guarantor’s guarantee of our revolving credit facility. If these guarantees are released, the notes will become structurally subordinated to the indebtedness and other obligations of all of our subsidiaries. As of June 30, 2014, all of our wholly-owned and partially-owned subsidiaries (including the initial guarantors and non-guarantors) had indebtedness of approximately $2,859.5 million. See “—Our operations are primarily conducted through our subsidiaries, and the notes and the guarantees will be structurally subordinated to all indebtedness and other obligations of our non-guarantor subsidiaries.”

The indenture governing the notes does not restrict the amount of additional debt that we or our subsidiaries may incur.

The notes and indenture governing the notes do not place any limitation on the amount of unsecured debt that may be incurred by us or our subsidiaries. The incurrence of additional debt by us or any of our guarantors may have important consequences for you as a holder of the notes, including making it more difficult for us to satisfy our obligations with respect to the notes, a loss in the trading value of your notes, if any, and a risk that the credit rating of the notes is lowered or withdrawn.

The negative covenants in the indenture governing the notes provide limited protection to holders of the notes.

The indenture governing the notes will contain covenants limiting our ability and the ability of the restricted subsidiaries, as defined in the indenture, to create certain liens and enter into certain sale and leaseback transactions, and our ability and the ability of the guarantors to consolidate or merge with, or convey, transfer or lease all or substantially all our assets to, another person. The covenants addressing limitations on liens and on sale and leaseback transactions will contain exceptions that will allow us to incur liens with respect to assets other than Principal Properties. See “Description of notes—Certain covenants” in this prospectus supplement. As a result, although our ability to incur liens on our “Principal Properties,” as defined in the indenture governing the notes, which generally include our facilities, will be limited, the indenture governing the notes will not restrict our ability to incur liens on other assets, including railcars that we manufacture and transfer to our leasing business. In light of these exceptions, your notes may be structurally or effectively subordinated to new lenders to the extent of the value of collateral pledged to secure loans extended by such new lenders. In addition, there are no financial covenants in the indenture. You will not be protected under the indenture in the event of a highly leveraged transaction, reorganization, restructuring, merger, or similar transaction that may adversely affect you, except to the extent described under “Description of notes—Certain covenants.” For example, any leveraged recapitalization, refinancing, restructuring, or acquisition initiated by us generally will not constitute a Change of Control that would potentially lead to a Change of Control Triggering Event. As a result, we could enter into any such transaction even though the transaction could increase the total amount of our outstanding indebtedness, adversely affect our capital structure or credit rating, or otherwise adversely affect the holders of the notes. These transactions may not involve a change in voting power or beneficial ownership or result in a downgrade in the ratings of the notes, or, even if they do, may not necessarily constitute a Change of Control Triggering Event that affords you the protections described in this prospectus supplement. If any such transaction were to occur, the value of your notes could decline.

We may not be able to repurchase all of the notes upon a Change of Control Triggering Event, which would result in a default under the notes.

We will be required to offer to repurchase the notes upon the occurrence of a Change of Control Triggering Event as provided in the indenture governing the notes. However, we may not have sufficient funds to repurchase the notes in cash at such time. In addition, our ability to repurchase the notes for cash may be limited by law or the terms of other agreements relating to our indebtedness outstanding at the time, which agreements may provide that a Change of Control Triggering Event constitutes an event of default or prepayment under such other indebtedness. Our failure to make such a repurchase would result in a default under the notes.

Our revolving credit facility contains covenants that may limit our operations.

Our revolving credit facility contains certain covenants restricting our operations and the operations of our restricted subsidiaries, as defined in the revolving credit facility. For example, the agreement contains covenants placing certain limits on, among other things, the incurrence of indebtedness, the creation, incurrence, assumption, or existence of certain liens on our property or the property of our subsidiaries, and the ability to make restricted payments or merge or sell substantially all of our assets. If any of these restrictions were to materially impair the operations and earnings of our subsidiaries, their cash distributions to us would be diminished. In addition, our revolving credit facility requires us to maintain specified financial ratios. We may be unable to maintain these ratios. Covenants in our revolving credit facility may also impair our ability to finance future operations or capital needs, to enter into acquisitions or joint ventures, or to engage in other favorable business activities. See “Description of certain indebtedness—Senior revolving credit facility.”

Servicing our debt requires a significant amount of cash, and we may not have sufficient cash flow from our business to pay our substantial debt.

Our ability to make scheduled payments of the principal of, to pay interest on, or to refinance our indebtedness, including the notes, depends on our future performance, which is subject to economic, financial, competitive, and other factors beyond our control. Our business may not continue to generate cash flow from operations in the future sufficient to service our debt and make necessary capital expenditures. If we are unable to generate such cash flow, we may be required to adopt one or more alternatives, such as selling assets, restructuring debt, or obtaining additional equity capital on terms that may be onerous or highly dilutive. Our ability to refinance our indebtedness will depend on the capital markets and our financial condition at such time. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on our debt obligations.

Holders of the notes offered in this offering have more limited rights than holders of our outstanding convertible subordinated notes.

Holders of our convertible subordinated notes have the benefit of covenants and events of default similar to, but different in some respects from, the corresponding covenants and events of default applicable to the notes offered by this prospectus supplement. In the event of a change of control event which constitutes a “Fundamental Change,” as defined for purposes of our convertible subordinated notes, but does not constitute a “Change of Control Triggering Event” for purposes of the notes offered by this prospectus supplement, the holders of our convertible subordinated notes would have the right to require us to offer to repurchase their convertible subordinated notes, but the holders of the notes offered by this prospectus supplement would not have similar rights. If there were to arise an acceleration of indebtedness that gives rise to an event of default under our convertible subordinated notes but not under the notes offered by this prospectus supplement, holders of the convertible subordinated notes might be able to exercise rights that holders of the notes offered by this prospectus supplement would not have. See “Description of notes—Offer to repurchase upon a Change of Control Triggering Event.”

We cannot assure you that an active trading market will develop for the notes.

Prior to this offering, there has been no trading market for the notes. We do not intend to apply for a listing of the notes on any national securities exchange or any automated dealer quotation system. We have been informed by the underwriters that they intend to make a market in the notes after the offering is completed. However, the underwriters may cease their market-making at any time without notice. In addition, the liquidity of the trading market in the notes, and the market price quoted for the notes, may be adversely affected by changes in the overall market for this type of security and by changes in our financial performance or prospects or in the prospects for companies in our industry generally. As a result, we cannot assure you that an active trading market will develop for the notes.

Changes in our credit ratings may adversely affect the value of the notes.

Changes in our credit ratings may affect the value of the notes. Such ratings are limited in scope, and do not address all material risks relating to an investment in the notes, but rather reflect only the view of each rating agency at the time the rating is issued. An explanation of the significance of such rating may be obtained from such rating agency. Such ratings are not recommendations to buy, sell, or hold securities, and there can be no assurance that such credit ratings will remain in effect for any given period of time or that such ratings will not be lowered, suspended or withdrawn entirely by the rating agencies, if, in each rating agency’s judgment, circumstances so warrant. Each rating should be evaluated independently of any other rating. Actual or anticipated changes or downgrades in our credit ratings, including any announcement that our ratings are under further review for a downgrade, could affect the market value of your notes and increase our corporate borrowing costs.

If you are able to resell your notes, many other factors may affect the price you receive, which may be lower than you believe to be appropriate.

If you are able to resell your notes, the price you receive will depend on many other factors that may vary over time, including:

•	our financial performance;

•	the amount of indebtedness we have outstanding;

•	the market for similar securities;

•	market interest rates;

•	the liquidity of the market in which the notes trade;

•	the redemption and repayment features of the notes to be sold; and

•	the time remaining to maturity of your notes.

Federal and state fraudulent transfer laws may permit a court to void the notes and/or the guarantees, and, if that occurs, you may not receive any payments on such notes and/or you may be required to return payments that you have received on such notes.

Federal and state fraudulent transfer and conveyance statutes may apply to the issuance of the notes and the incurrence of the guarantees of the notes. Under federal bankruptcy law and comparable provisions of state fraudulent transfer or conveyance laws, which vary from state to state, the notes or the guarantees thereof could be voided as a fraudulent transfer or conveyance if we or any of the guarantors, as applicable, (1) issued the notes or incurred the guarantees with the intent of hindering, delaying, or defrauding creditors, or (2) received less than reasonably equivalent value or fair consideration in return for either issuing the notes or incurring the guarantees and, in the case of (2) only, one of the following is also true at the time thereof:

•	we or any of the guarantors, as applicable, were insolvent or rendered insolvent by reason of the issuance of the notes or the incurrence of the guarantees;

•	the issuance of the notes or the incurrence of the guarantees left us or any of the guarantors, as applicable, with an unreasonably small amount of capital to carry on its business; or

•	we or any of the guarantors, as applicable, intended to, or believed that we or it would, incur debts beyond our or its ability to pay such debts they mature.

If a court were to find that the issuance of the notes or the incurrence of a guarantee was a fraudulent transfer or conveyance, the court could void the payment obligations under the notes or that guarantee, could subordinate the notes or that guarantee to presently existing and future indebtedness of ours or of the related guarantor, or could require the holders of the notes to repay any amounts received in connection with the notes or with respect to that guarantee. In the event of a finding that a fraudulent transfer or conveyance has occurred, you may not receive any repayment on the notes. Further, the avoidance of the notes could result in an event of default with respect to our and our subsidiaries’ other debt that could result in acceleration of that debt.

As a general matter, value is given for a transfer or the incurrence of an obligation if, in exchange for the transfer or the incurrence of an obligation, property is transferred or an antecedent debt is secured or satisfied. A debtor will generally not be considered to have received value in connection with a debt offering if the debtor uses the proceeds of that offering to make a dividend payment or retires or redeems equity securities issued by the debtor.

We cannot be certain of the standards that a court would use to determine whether reasonably equivalent value or fair consideration was received or whether or not a guarantor was solvent at the relevant time or, regardless of the standard that a court uses, that the issuance of its guarantees would not be voided or subordinated to any of its other debt. Generally, however, an entity would be considered insolvent if, at the time it incurred indebtedness:

•	the sum of its debts, including contingent liabilities, was greater than the fair saleable value of all its assets;

•	the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they become due.

The indenture governing the notes offered hereby will contain, a “savings clause,” which limits the liability of each guarantor on its guarantee to the maximum amount that such guarantor can incur without risk that its guarantee will be subject to avoidance as a fraudulent transfer. We cannot assure you that this limitation will protect such guarantees from fraudulent transfer challenges or, if it does, that the remaining amount due and collectible under the guarantees would suffice, if necessary, to pay our convertible subordinated notes and the notes offered hereby in full when due. Furthermore, in Official Committee of Unsecured Creditors of TOUSA, Inc. v. Citicorp North America, Inc., the U.S. Bankruptcy Court in the Southern District of Florida held that a savings clause similar to the savings clause that will be included in the indenture governing the notes was unenforceable. As a result, the subsidiary guarantees were found to be fraudulent conveyances. The U.S. Court of Appeals for the Eleventh Circuit recently affirmed the liability findings of the bankruptcy court without ruling directly on the enforceability of savings clauses generally. If the TOUSA decision were followed by other courts, the risk that the guarantees would be deemed fraudulent conveyances would be significantly increased.

Use of proceeds

We estimate that the proceeds from this offering, after deducting estimated discounts to the underwriters and offering fees and expenses, will be approximately $396 million.

We intend to use the net proceeds from the offering of the notes for general corporate purposes, which may include capital expenditures, acquisitions, working capital, and repayment or refinancing of debt.

Certain of the underwriters have agreed to reimburse us for certain expenses incurred in connection with the offering.

Capitalization

The following table sets forth our cash and cash equivalents and consolidated capitalization as of June 30, 2014 on:

•	an actual basis; and

•	on an as adjusted basis to give effect to the issuance of the notes and the application of the proceeds therefrom as described in “Use of proceeds.”

This table should be read in conjunction with “Use of proceeds,” appearing elsewhere in this prospectus supplement, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements, including the accompanying notes, appearing in the documents incorporated by reference in this prospectus supplement and the accompanying prospectus.

	At June 30, 2014
(Dollars in millions)	Actual	As adjusted for this offering
Cash, cash equivalents, and short-term marketable securities(1)	$933.8	$1,329.8

Total debt:
Corporate/Manufacturing—recourse
Revolving credit facility	$—	$—
Convertible subordinated notes	450.0	450.0
Less: unamortized discount	(67.0)	(67.0)
Notes offered hereby	—	400.0

	383.0	783.0
Other	0.9	0.9
Leasing—recourse:
Capital lease obligations(2)	40.6	40.6
Total recourse debt	424.5	824.5
Leasing—non-recourse:
Wholly-owned subsidiaries	1,260.7	1,260.7
Partially-owned subsidiaries	1,557.3	1,557.3
Total non-recourse debt	$2,818.0	$2,818.0

Total debt	$3,242.5	$3,642.5

Total stockholders’ equity:
Preferred stock, 1.5 million shares authorized	—	—
Common stock, 200.0 million shares authorized, 156.1 million shares issued and outstanding(3)	156.1	156.1
Capital in excess of par value	451.1	451.1
Retained earnings	2,233.4	2,233.4
Accumulated other comprehensive loss	(72.1)	(72.1)
Treasury stock, 0.1 million shares	(1.0)	(1.0)
Noncontrolling interest	401.1	401.1

Total stockholders’ equity	3,168.6	3,168.6

Total capitalization	$6,411.1	$6,811.1

(1)	On August 18, 2014, we used approximately $600 million of cash to complete the acquisition of substantially all of the assets of Meyer Steel Structures.
(2)	The capital lease obligations are obligations of a guarantor secured by a guarantor’s assets, and they are also guaranteed on an unsecured basis by Trinity Industries, Inc. and certain of the guarantors.
(3)	Reflects the 2-for-1 stock split completed on June 19, 2014.

Ratio of earnings to fixed charges

The following table presents our historical ratios of earnings to fixed charges for each of the periods indicated. You should read this table in conjunction with the consolidated financial statements, including the accompanying notes, appearing in our 2013 Form 10-K, which are incorporated by reference in this prospectus supplement and the accompanying prospectus.

	Six months ended June 30,	Year ended December 31,
	2014	2013	2012	2011	2010	2009
Ratio of earnings to fixed charges(1)	6.65x	3.78x	2.78x	2.16x	1.53x	—	(2)

(1)	For purposes of calculating the ratio of earnings to fixed charges, earnings is the amount resulting from adding (a) earnings (loss) from continuing operations before provision (benefit) for income taxes, plus (b) fixed charges. Fixed charges for these purposes include (a) interest expense, (b) portion of rental expense representative of interest, and (c) capitalized interest.
(2)	Earnings for the year ended December 31, 2009 included a $325 million goodwill impairment charge. Earnings were inadequate to cover fixed charges for the year ended December 31, 2009. The deficiency for this period was $151.9 million.

Description of certain indebtedness

Senior revolving credit facility

We have a $425.0 million unsecured revolving credit facility that matures in October 2016. As of June 30, 2014, we had letters of credit issued under our revolving credit facility in an aggregate principal amount of $67.1 million, leaving $357.9 million available for borrowing. Other than these letters of credit, there were no borrowings outstanding under our revolving credit facility as of June 30, 2014, or during the six-month period then ended. The majority of our letter of credit obligations support the Company’s various insurance programs and generally renew each year. Borrowings under the credit facility bear interest based upon the ratio of our and certain of our subsidiaries’ total indebtedness to EBITDA. Currently, borrowings under the credit facility bear interest at Libor plus 1.50% or prime plus 0.50%.

The obligations under the revolving credit facility are guaranteed by the same subsidiaries that will be guarantors of the notes. The revolving credit facility contains customary representations and warranties, affirmative covenants, negative covenants, and events of default for credit facilities of this type. Amounts due under the revolving credit facility may be repaid and reborrowed prior to the final maturity date. Borrowings under the revolving credit facility are required to be used for general corporate purposes.

Our revolving credit facility requires the maintenance of ratios related to minimum interest coverage for the leasing and manufacturing operations and maximum leverage. As of June 30, 2014, we were in compliance with all such financial covenants. In addition, the revolving credit facility contains certain covenants that, among other things, limit the incurrence of additional indebtedness, investments, acquisitions, payment of dividends, and other customarily restricted payments, transactions with affiliates, asset dispositions, liens and encumbrances, restrictive agreements, hedging agreements, mergers and consolidations, liquidations, prepayments and modifications of other indebtedness, and other matters customarily restricted in such agreements. In addition, the revolving credit facility is subject to certain cross-default provisions with terms of our other indebtedness.

3 7⁄8% convertible subordinated notes due 2036

Interest on the $450.0 million aggregate principal amount of our 3 7⁄8% convertible subordinated notes issued in June 2006 accrues at the stated rate and is payable semi-annually in arrears on June 1 and December 1 of each year. As of June 30, 2014, $450.0 million of convertible subordinated notes were outstanding. The convertible subordinated notes mature on June 1, 2036 unless earlier redeemed, repurchased, or converted.

Holders of the convertible subordinated notes may convert their notes under the following circumstances: (i) if the daily closing price of our common stock is greater than or equal to 130% of the conversion price during 20 of the last 30 trading days of the preceding calendar quarter; (ii) upon notice of redemption; or (iii) upon the occurrence of specified corporate transactions pursuant to the terms of the indenture governing the convertible subordinated notes. If certain conditions are met, the convertible subordinated notes may be converted at the conversion rate then in effect. The convertible subordinated notes were subject to conversion from July 1, 2014 through September 30, 2014 based on the trading price of our common stock and may continue to be convertible after September 30, 2014, if certain conditions are satisfied during future measurement periods.

We may not redeem the notes before June 1, 2018. On or after June 1, 2018, we may redeem for cash all or part of the convertible subordinated notes at 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest.

Holders of the notes may require us to purchase all or a portion of their notes on June 1, 2018 or upon a fundamental change. In each case, the notes would be purchased for cash at a price equal to 100% of the principal amount of the convertible subordinated notes, plus accrued and unpaid interest (including any contingent interest) to, but excluding, the purchase date.

Non-recourse debt of wholly-owned leasing subsidiaries

TILC warehouse facility. The $475 million TILC warehouse loan facility was established to finance railcars owned by TILC and had $132.0 million outstanding and $251.4 million available as of June 30, 2014 based on the amount of warehouse-eligible unpledged equipment. The warehouse loan is a non-recourse obligation of Trinity Rail Leasing Warehouse Trust (formerly known as Trinity Rail Leasing Trust II), secured by assets acquired and owned by the warehouse loan facility. Advances under the facility bear interest at a defined index rate plus a margin, for an all-in interest rate of 1.92% at June 30, 2014. Absent renewal, amounts outstanding at maturity in June 2015 will be payable in three installments in December 2015, June 2016, and December 2016.

2006 secured railcar equipment notes. In May 2006, Trinity Rail Leasing V, L.P., or TRL V, one of our indirect wholly-owned subsidiaries that is owned through TILC, issued $355.0 million in aggregate principal amount of secured railcar equipment notes, series 2006-1A, of which $232.5 million was outstanding as of June 30, 2014. The 2006 secured railcar equipment notes bear interest at a fixed rate of 5.9% per annum, are payable monthly, and have a final maturity of May 14, 2036. The 2006 secured railcar equipment notes are limited recourse obligations of TRL V only, secured by assets acquired and owned by TRL V.

Promissory notes. In May 2008, Trinity Rail Leasing VI LLC, or TRL VI, one of our indirect wholly-owned subsidiaries, issued $572.2 million of 30-year promissory notes to financial institutions, of which $382.0 million was outstanding as of June 30, 2014. The promissory notes are obligations of TRL VI, secured by assets of TRL VI, and are non-recourse to Trinity. The promissory notes bear interest at a floating rate of one-month LIBOR, as defined in the promissory notes, plus a margin of 1.50%.

2009 secured railcar equipment notes. In November 2009, Trinity Rail Leasing VII LLC, or TRL VII, an indirect wholly-owned subsidiary owned through TILC, issued $238.3 million in aggregate principal amount of secured railcar equipment notes, series 2009-1, of which approximately $194.1 million was outstanding as of June 30, 2014. The 2009 secured railcar equipment notes bear interest at a fixed rate of 6.66% per annum, are payable monthly, and have a final maturity date of November 16, 2039. The 2009 secured railcar equipment notes are limited recourse obligations of TRL VII only, secured by assets owned by TRL VII.

2010 secured railcar equipment notes. In October 2010, Trinity Rail Leasing 2010 LLC, or TRL 2010, another indirect wholly-owned subsidiary owned through TILC, issued $369.2 million in aggregate principal amount of secured railcar equipment notes, series 2010-1, of which $320.1 million was outstanding as of June 30, 2014. The 2010 secured railcar equipment notes bear interest at a fixed rate of 5.19% per annum, are payable monthly, and have a final maturity of October 16, 2040. The 2010 secured railcar equipment notes are limited recourse obligations of TRL 2010 only, secured by assets of TRL 2010.

Non-recourse debt of partially-owned leasing subsidiaries

Partially-owned subsidiaries. Through our leasing subsidiary TILC, we formed two subsidiaries, TRIP Holdings and RIV 2013, for the purpose of providing railcar leasing in North America. Each of TRIP Holdings and RIV 2013 is a direct, partially-owned subsidiary of TILC and each is governed by a seven-member board of representatives, two of whom are designated by TILC.

TRIP Master Funding secured railcar equipment notes. TRIP Rail Master Funding LLC, or TRIP Master Funding, a wholly-owned subsidiary of TRIP Holdings, issued $857.0 million in secured railcar equipment notes with a final maturity date in July 2041. These notes were issued in three classes with the Class A-1a notes bearing interest at 4.37%, the Class A-1b notes bearing interest at Libor plus 2.50%, and the Class A-2 notes bearing interest at 6.02%, all payable monthly. These secured railcar equipment notes are non-recourse to Trinity, TILC, TRIP Holdings, and the other equity investors in TRIP Holdings and are secured by assets of TRIP Master Funding.

In May 2014, TRIP Master Funding issued $335.7 million in aggregate principal amount of series 2014-1 secured railcar equipment notes with a maturity date of April 2044. The notes were issued in two classes with the Class A-1 notes bearing interest at 2.86% and the Class A-2 notes bearing interest at 4.09%. These secured railcar equipment notes are non-recourse to Trinity, TILC, TRIP Holdings, and the other equity investors in TRIP Holdings and are secured by assets of TRIP Master Funding. As of June 30, 2014, there were $114.3 million and $220.7 million of Class A-1 and Class A-2 notes outstanding, respectively.

TRL 2012 secured railcar equipment notes. In December 2012, Trinity Rail Leasing 2012 LLC, or TRL 2012, a wholly-owned subsidiary of RIV 2013, issued $145.4 million in aggregate principal amount of Series 2012-1 Class A-1 secured railcar equipment notes and $188.4 million in aggregate principal amount of Series 2012-1 Class A-2 secured railcar equipment notes. The Class A-1 notes bear interest at a fixed rate of 2.27%, are payable monthly, and have a stated final maturity date of January 15, 2043. The Class A-2 notes bear interest at a fixed rate of 3.53%, are payable monthly, and have a stated final maturity date of January 15, 2043.

In August 2013, TRL 2012 issued $183.4 million in aggregate principal amount of series 2013-1 secured railcar equipment notes. These notes bear interest at a fixed rate of 3.9%, are payable monthly, and have a stated final maturity date of July 15, 2043. These notes are non-recourse to Trinity, TILC, and the other investors in RIV 2013 and are secured by assets of TRL 2012.

Guarantees

Our revolving credit facility and certain operating leases are fully and unconditionally and jointly and severally guaranteed by certain of our wholly-owned subsidiaries: Trinity Construction Materials, Inc., formerly Transit Mix Concrete & Materials Co., Trinity Highway Products, LLC, formerly Trinity Highway Safety Products, Inc., Trinity Industries Leasing Company, Trinity Marine Products, Inc., formerly Trinity V, Inc., Trinity North American Freight Car, Inc., formerly Thrall Trinity Freight Car, Inc., Trinity Parts & Components, LLC, formerly Trinity Rail Components & Repair, Inc., Trinity Rail Group, LLC, Trinity Structural Towers, Inc. and Trinity Tank Car, Inc. Our revolving credit facility is not guaranteed by any of our remaining wholly-owned or partially-owned subsidiaries. As of June 30, 2014, our non-guarantor subsidiaries held total assets of $5,180.3 million.

Description of notes

The following description of the general terms of the notes should be read in conjunction with the statements under “Description of debt securities and guarantees” in the accompanying prospectus. If this summary differs in any way from the “Description of debt securities and guarantees” in the accompanying prospectus, you should rely on this summary.

The notes will be issued under a senior indenture dated as of September 25, 2014 among us, the subsidiary guarantors named therein and Wells Fargo Bank, National Association, as trustee, or the trustee, as supplemented by a supplemental indenture to be entered into concurrently with the delivery of the notes, or, together with the senior indenture, the indenture. The following description of the particular terms of the notes supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the debt securities set forth in the “Description of debt securities and guarantees” section of the accompanying prospectus. Unless otherwise indicated, capitalized terms used in the following summary that are defined in the indenture have the meanings used in the indenture. References to “Trinity,” the “Company,” “we,” “our” and “us” in this section of the prospectus supplement mean Trinity Industries, Inc.

The following description is only a summary of the material provisions of the notes and the indenture. The following summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the Trust Indenture Act of 1939, as amended, or the TIA, and to all of the provisions of the indenture and those terms made a part of the indenture by reference to the TIA. You should read the notes and the indenture in their entirety because they, and not this description, define your rights as holders of the notes.

General

The specific terms of the senior notes are set forth below:

•	Title: 4.550% Senior Notes due 2024, or the notes.

•	Stated maturity date: The notes will mature on October 1, 2024.

•	Initial principal amount being issued: $400,000,000 in aggregate principal amount of the notes.

•	Denominations: The notes will be issued in fully registered form only in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof.

•	Interest rate: The notes will bear interest at the rate of 4.550% per annum.

•	Interest accrual: Interest on the notes will accrue from September 25, 2014. Interest on the notes will accrue from and including the most recent date to which interest has been paid or, if no interest has been paid, from and including the date of issuance of the notes.

•	Interest payment dates: Interest on the notes will be payable semi-annually on April 1 and October 1, beginning on April 1, 2015, to the persons who are registered holders of the notes at the close of business on March 15 and September 15 of each year immediately preceding the respective interest payment dates, except that interest payable at maturity will be paid to the same persons to whom principal of the notes is payable.

•	Computation of interest: Interest on the notes will be computed and paid on the basis of a 360-day year consisting of twelve 30-day months.

Ranking

The notes will be our general unsecured senior obligations. Accordingly, they will rank:

•	senior in right of payment to any of our existing and future subordinated indebtedness, including our convertible subordinated notes, of which $450.0 million were outstanding as of June 30, 2014;

•	equal in right of payment with all of our existing and future senior indebtedness, including our revolving credit facility, which had no borrowings outstanding but had undrawn capacity of $357.9 million and $67.1 million of letters of credit, in each case as of June 30, 2014;

•	effectively subordinated to all of our and our guarantors’ existing and future secured indebtedness, to the extent of the value of the collateral securing such indebtedness, including the capital lease obligations secured by one of the guarantor’s assets, which had a balance of $40.6 million as of June 30, 2014; and

•	structurally subordinated to all existing and future indebtedness and other obligations of any of our existing or future non-guarantor subsidiaries with respect to the assets of such subsidiaries, including the following indebtedness, as of June 30, 2014: (i) $1,260.7 million of non-recourse obligations of certain of our wholly-owned leasing subsidiaries, (ii) $1,557.3 million of non-recourse obligations of certain of our partially-owned leasing subsidiaries, and (iii) $0.9 million of indebtedness of a non-guarantor subsidiary secured by its assets.

Guarantees

Initially, the notes are fully and unconditionally guaranteed by each of our domestic subsidiaries that is a guarantor under our revolving credit facility. If additional subsidiaries guarantee our revolving credit facility in the future, each such subsidiary will also be required to guarantee the notes. Each guarantor jointly and severally guarantees the Company’s obligations under the notes.

The guarantees will be general unsecured obligations of each guarantor, and will rank:

•	senior in right of payment to any of the guarantors’ existing and future subordinated indebtedness;

•	equal in right of payment with all of the guarantors’ existing and future senior indebtedness, including their guarantees of our revolving credit facility;

•	effectively subordinated to all other existing and future secured indebtedness of the guarantors to the extent of the value of the collateral therefor; and

•	structurally subordinated to all existing and future indebtedness and other obligations of any existing or future non-guarantor subsidiaries with respect to the assets of such subsidiaries, including the non-recourse obligations of certain of our wholly-owned and partially-owned leasing subsidiaries under various equipment notes, promissory notes, and a warehouse facility.

If a guarantee were rendered void or voidable, it could be subordinated by a court to all other indebtedness of the applicable guarantor, and, depending on the amount of such indebtedness, a guarantor’s liability on its guarantee could be reduced to zero. See “Risk Factors—Risks relating to notes and this offering—Federal and state fraudulent transfer laws may permit a court to void the notes and/or the guarantees, and, if that occurs, you may not receive any payments on such notes and/or you may be required to return payments that you have received on such notes.”

The guarantee of a guarantor will be automatically and unconditionally released and discharged in accordance with the terms of the indenture. See “Description of debt securities and guarantees—Guarantees” in the accompanying prospectus.

Optional redemption

Prior to July 1, 2024, we may, at our option, redeem some or all of the notes at any time and from time to time at a redemption price equal to the greater of the following amounts, plus, in each case, accrued and unpaid interest, if any, on the principal amount being redeemed to the applicable redemption date:

•	100% of the principal amount of the notes to be redeemed; and

•	as determined by an Independent Investment Banker, the sum of the present values of the principal amount and the remaining scheduled payments of interest on the notes to be redeemed (not including any portion of payments of interest accrued as of the applicable redemption date), discounted to the applicable redemption date in accordance with customary market practice on a semi-annual basis at a rate equal to the sum of the Treasury Rate plus 30 basis points.

On or after July 1, 2024, we may, at our option, redeem some or all of the notes at any time and from time to time at a redemption price equal to 100% of the aggregate principal amount of the notes being redeemed, plus, in each case, accrued and unpaid interest on the principal amount being redeemed to the applicable redemption date.

The redemption prices will be calculated assuming a 360-day year consisting of twelve 30-day months. For purposes of calculating the redemption prices, the following terms will have the meanings set forth below.

“Business Day” means any day, other than a Saturday or Sunday, that is not a day on which banking institutions in New York are authorized or obligated by law or executive order to close.

“Comparable Treasury Issue” means the U.S. Treasury security or securities selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the applicable series of the notes to be redeemed that would be used, at the time of selection and in accordance with customary market practice, in pricing new issues of corporate debt securities of a comparable maturity to the remaining term of such notes.

“Comparable Treasury Price” means, with respect to any redemption date:

•	the average of the Reference Treasury Dealer Quotations for that redemption date, after excluding the highest and lowest of the Reference Treasury Dealer Quotations; or

•	if the Company obtains fewer than five Reference Treasury Dealer Quotations, the average of all Reference Treasury Dealer Quotations so received.

“Independent Investment Banker” means one of the Reference Treasury Dealers selected by the Company.

“Reference Treasury Dealer” means (i) each of J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated and their respective successors, unless any of them ceases to be a primary U.S. Government securities dealer in New York City, or a Primary Treasury Dealer, in which case the Company will substitute another nationally recognized investment banking firm that is a Primary Treasury Dealer and (ii) any other nationally recognized investment banking firms that are a Primary Treasury Dealer as selected by us.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Company, of the bid and asked prices for the Comparable Treasury Issue (expressed as a percentage of its principal amount) quoted in writing to the Company and the trustee by such Reference Treasury Dealer at 5:00 p.m., New York City time, on the third Business Day preceding that redemption date.

“Treasury Rate” means, with respect to any redemption date, the rate per year equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated on the third Business Day preceding the redemption date, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for that redemption date.

The Company will calculate the redemption price prior to such redemption date and file with the trustee an officers’ certificate setting forth the redemption price, showing the calculation in reasonable detail.

Trinity will mail notice of any redemption, at least 30 days but not more than 60 days before the applicable redemption date, to each holder of the notes. If we choose to redeem less than all of the notes, the trustee will select the particular notes to be redeemed in compliance with the requirements of the principal national securities exchange, if any, on which the notes are listed, or, if the notes are not listed on a national securities exchange, by lot, on a pro rata basis or by another method the trustee deems fair and appropriate that complies with applicable legal requirements, if any, and in accordance with the procedures of The Depository Trust Company.

Unless we default in the payment of the redemption price, on and after the applicable redemption date, interest will cease to accrue on the notes or portions of the notes called for redemption.

Offer to repurchase upon a Change of Control Triggering Event

Upon the occurrence of a Change of Control Triggering Event (as defined below), unless we have exercised our right to redeem the notes as described above under “—Optional redemption,” the indenture provides that each holder of notes will have the right to require us to repurchase all or a portion (equal to $2,000 or an integral multiple of $1,000 in excess thereof) of such holder’s notes pursuant to the offer described below, or the Change of Control Offer, at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of repurchase, or the Change of Control Payment, subject to the rights of holders of the notes on the relevant record date to receive interest due on the relevant interest payment date.

Within 30 days following the date upon which a Change of Control Triggering Event occurs, or at our option, prior to any Change of Control but after the public announcement of the pending Change of Control, we will be required to send, by first-class mail, a notice to each holder of notes at its registered address, with a copy to the trustee, which notice will govern the terms of the Change of Control Offer. Such notice will state, among other things, the repurchase date, which must be no earlier than 30 days nor later than 60 days from the date such notice is mailed, other than as may be required by law, or the Change of Control Payment Date. The notice, if mailed prior to the date of consummation of the Change of Control, will state that the Change of Control Offer is conditioned on the Change of Control Triggering Event occurring on or prior to the Change of Control Payment Date. Holders of notes electing to have notes repurchased pursuant to a Change of Control Offer will be required to surrender their notes, with the form entitled “Option of Holder to Elect Repurchase” on the reverse of the note completed, to the paying agent at the address specified in the notice, or transfer their notes to the paying agent by book-entry transfer pursuant to the applicable procedures of the paying agent, prior to the close of business on the third business day prior to the Change of Control Payment Date.

The definition of Change of Control under the indenture includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of our and our subsidiaries’ assets taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of notes to require us to repurchase such holder’s notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of our and our subsidiaries’ assets taken as a whole to another person or group may be uncertain.

We will not be required to make a Change of Control Offer with respect to the notes if a third party makes such an offer in the manner, at the times and otherwise in compliance with the requirements for such an offer if it had been made by us, and such third party purchases all notes properly tendered and not withdrawn under its offer. In addition, we will not repurchase any notes if there has occurred and is continuing on the Change of Control

Payment Date an event of default under the indenture, other than an event of default resulting from failure to pay the Change of Control Payment.

We will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of notes as a result of a Change of Control Triggering Event. To the extent that the provisions of any such securities laws or regulations conflict with the Change of Control Offer provisions of the notes, we will comply with those securities laws and regulations and will not be deemed to have breached our obligations under the Change of Control Offer provisions of the notes by virtue of any such conflict.

For the purposes of the Change of Control discussion above, the following definitions apply:

“Change of Control” means the occurrence of any one of the following:

(1)	the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of our assets and the assets of our subsidiaries taken as a whole to any person other than to our company or one of our subsidiaries;

(2)	the consummation of any transaction (including without limitation, any merger or consolidation) the result of which is that any “person” (other than our company or one of our subsidiaries) becomes the “beneficial owner” (as such terms are defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of more than 50% of our outstanding Voting Stock or the Voting Stock of any parent company (as defined below) or other Voting Stock into which our Voting Stock or the Voting Stock of any parent company is reclassified, consolidated, exchanged or changed, measured by voting power rather than number of shares;

(3)	we or any parent company consolidates with, or merges with or into, any person, or any person consolidates with, or merges with or into, us or any parent company, in any such event pursuant to a transaction in which any of our outstanding Voting Stock, the Voting Stock of such parent company or the Voting Stock of such other person is converted into or exchanged for cash, securities or other property, other than any such transaction where the shares of our Voting Stock or the Voting Stock of such parent company outstanding immediately prior to such transaction constitute, or are converted into or exchanged for, a majority of the Voting Stock of the surviving person or any direct or indirect parent company of the surviving person immediately after giving effect to such transaction;

(4)	the first day on which the majority of the members of our board of directors or the board of directors of any parent company cease to be Continuing Directors; or

(5)	the adoption of a plan relating to our liquidation or dissolution.

Notwithstanding the foregoing, a transaction will not be deemed to involve a Change of Control under clause (2) above if (i) we become a direct or indirect wholly-owned subsidiary of a holding company, or a parent company, and (ii) the holders of our Voting Stock or the Voting Stock of any parent company immediately prior to that transaction hold at least a majority of the Voting Stock of such parent company immediately following that transaction; provided that any series of related transactions shall be treated as a single transaction. The term “person,” as used in this definition, has the meaning given thereto in Section 13(d)(3) of the Exchange Act.

“Change of Control Triggering Event” means the occurrence of both a Change of Control and a related Rating Event.

“Continuing Director” means, as of any date of determination:

(1)	with respect to any member of the board of directors of Trinity, any member who:

(i)	was a member of such board of directors on the date of the initial issuance of the notes; or

(ii)	was nominated for election, elected or appointed to such board of directors with the approval of a majority of the Continuing Directors who were members of such board of directors at the time of such nomination, election or appointment; and

(2)	with respect to any member of the board of directors of any parent company, any member who:

(i)	was a member of our board of directors on the date such parent company became our parent company; or

(ii)	was nominated for election, elected or appointed to such board of directors with the approval of a majority of the Continuing Directors who were members of such board of directors at the time of such nomination, election or appointment, without objection to such nomination.

“Fitch” means Fitch Inc., and its successors.

“Investment Grade” means a rating of Baa3 or better by Moody’s (or its equivalent under any successor rating category), a rating of BBB- or better by Standard & Poor’s (or its equivalent under any successor rating category) and a rating of BBB- or better by Fitch (or its equivalent under any successor rating category).

“Moody’s” means Moody’s Investors Service, Inc., and its successors.

“Rating Agency” means:

(1)	each of Moody’s, S&P and Fitch; and

(2)	if any of Moody’s, S&P or Fitch ceases to rate a series of notes or fails to make a rating of such series of notes publicly available for reasons outside of our control, a Substitute Rating Agency in lieu thereof.

“Rating Event” with respect to the notes means (i) the rating of the notes is lowered by at least two of the three Rating Agencies during the period, or the Trigger Period, commencing on the earlier of the first public notice of (a) the occurrence of a Change of Control or (b) our intention to effect a Change of Control and ending 60 days following consummation of such Change of Control (which period shall be extended so long as the rating of the notes is under publicly announced consideration for a possible downgrade by any of the Rating Agencies) and (ii) the notes are rated below an Investment Grade rating by at least two of the three Rating Agencies on any day during the Trigger Period. Notwithstanding the foregoing, a Rating Event will not be deemed to have occurred in respect of a particular Change of Control (and thus will not be deemed a Rating Event for purposes of the definition of Change of Control Triggering Event) if the Rating Agencies making the reduction in rating to which this definition would otherwise apply do not publicly announce or confirm or inform the trustee in writing at our request that the reduction was the result, in whole or in part, of any event or circumstance comprised of or arising as a result of, or in respect of, such Change of Control (whether or not the applicable Change of Control has occurred at the time of the Rating Event). Unless at least two of the three Rating Agencies are providing a rating for the Notes at the commencement of any Trigger Period, there will be deemed to have been a Rating Event with respect to the Notes during that Trigger Period.

“S&P” means Standard & Poor’s Financial Services LLC, and its successors.

“Substitute Rating Agency” means a “nationally recognized statistical rating organization” within the meaning of Section 3(a)(62) under the Exchange Act, selected by us (as certified by a resolution of our board of directors) as a replacement agency for any or all of Moody’s, S&P or Fitch, as the case may be.

“Voting Stock,” solely as used in the definition of the term “Change of Control,” means, with respect to any person as of any date, the capital stock of such person that is at the time entitled to vote generally in the election of the board of directors (or other analogous managing body) of such person.

Sinking fund

The notes will not be entitled to the benefit of any sinking fund.

Certain covenants

Limitation on liens.

The indenture provides that the Company will not, and will not permit any Restricted Subsidiary (as defined below) to, create, incur or assume, as security for any indebtedness, any mortgage, pledge or lien on (a) any Principal Property (as defined below) of the Company or any Restricted Subsidiary or (b) any shares of capital stock of a Restricted Subsidiary (as defined below), whether such Principal Property or shares of capital stock of a Restricted Subsidiary are owned at the date of the indenture or acquired after the date of the indenture, unless the Company secures or causes such Restricted Subsidiary to secure the outstanding notes equally and ratably with all indebtedness secured by such mortgage, pledge or lien, so long as such indebtedness shall be so secured. This covenant will not apply in the case of:

(a) the creation of any mortgage, pledge or other lien on any Principal Property or any shares of capital stock of a Restricted Subsidiary acquired after the date of the indenture (including acquisitions by way of merger or consolidation) by the Company or a Restricted Subsidiary contemporaneously with such acquisition, or within 180 days after such acquisition, to secure or provide for the payment or financing of any part of the purchase price of such acquisition, provided that the mortgage, pledge or other lien may not extend to any other Principal Property or capital stock of a Restricted Subsidiary;

(b) any mortgage, pledge or other lien on any Principal Property or any shares of capital stock of a Restricted Subsidiary existing at the date of this Indenture;

(c) any mortgage, pledge or other lien on any Principal Property or any shares of capital stock of a Restricted Subsidiary in favor of the Company or any Restricted Subsidiary;

(d) any mortgage, pledge or other lien on Principal Property being constructed or improved securing loans to finance such construction or improvements;

(e) any mortgage, pledge or other lien on any Principal Property existing at the time we or a Restricted Subsidiary acquired or leased such Principal Property, including Principal Property acquired by us or a Restricted Subsidiary through a merger or similar transaction; provided that the mortgage, pledge or other lien may not extend to any other Principal Property or capital stock of a Restricted Subsidiary;

(f) any mortgage, pledge or other lien on any Person at the time such Person becomes a Restricted Subsidiary, provided that the mortgage, pledge or other lien was not created in anticipation of the Person becoming a Restricted Subsidiary;

(g) any lien imposed by law for taxes, assessments or charges of any governmental authority for claims which are not overdue for a period of more than 60 days, or to the extent that such lien is being contested in good faith by appropriate actions and adequate reserves in accordance with generally accepted accounting principles in the United States are being maintained thereunder;

(h) statutory liens of landlords and liens of carriers, warehousemen, mechanics, materialmen and other liens imposed by law or created in the ordinary course of business which are not delinquent or remain payable without penalty or which are being contested in good faith by appropriate actions;

(i) liens securing (i) the non-delinquent performance of bids, trade contracts (other than for borrowed money), leases or statutory obligations, (ii) surety bonds (excluding appeal bonds and other bonds posted in connection with court proceedings or judgments) and (iii) other non-delinquent obligations of a like nature (including those to secure health, safety and environmental obligations) in each case incurred in the ordinary course of business;

(j) liens created by or resulting from any litigation or other proceeding that is being contested in good faith by appropriate proceedings, including liens arising out of judgments or awards against the Company or our Subsidiaries with respect to which we or our Subsidiaries are in good faith prosecuting an appeal or proceedings for review or for which the time to make an appeal has not yet expired, and liens relating to final unappealable judgment liens which are satisfied within 60 days of the date of judgment or liens incurred by the Company or any of our Subsidiaries for the purpose of obtaining a stay or discharge in the course of any litigation or proceeding to which we or any of our Subsidiaries is a party;

(k) any mortgage, pledge or lien created in connection with a transaction financed with, and created to secure non-recourse indebtedness;

(l) easements, rights-of-way, zoning or any other restrictions, encroachments, protrusions and other similar encumbrances on real property which in the aggregate do not materially detract from the value of such property or materially interfere with the ordinary conduct of our businesses or the businesses of our Subsidiaries, taken as a whole;

(m) any mortgage, pledge or other lien on any Principal Property or any shares of capital stock of a Restricted Subsidiary incurred in connection with any obligations arising under any industrial revenue bonds, pollution control bonds or any other issuance of tax-exempt governmental obligations;

(n) liens securing obligations in respect of capital leases on assets subject to such leases; and

(o) any lien renewing, extending or replacing any lien referred to above, to the extent that (a) the principal amount of the indebtedness secured by such lien is not increased and (b) no assets encumbered by any such lien other than the assets permitted to be encumbered immediately prior to such renewal, extension, refinance or refund are encumbered thereby.

Notwithstanding the foregoing, the Company or any Restricted Subsidiary may create or assume liens in addition to those permitted by this paragraph, and renew, extend or replace such liens, provided that at the time of such creation, assumption, renewal, extension or replacement, and after giving effect to such creation, assumption, renewal, extension or replacement, Exempted Debt (as defined below) does not exceed 15% of Consolidated Net Tangible Assets (as defined below).

Limitation on sale and lease-back transactions.

The indenture provides that the Company will not, and will not permit any Restricted Subsidiary to, sell or transfer, directly or indirectly, except to the Company or a Restricted Subsidiary, any Principal Property as an entirety, or any substantial portion of such property, with the intention of taking back a lease of such property, except a lease for a period of three years or less at the end of which it is intended that the use of such property by the lessee will be discontinued; provided that, notwithstanding the foregoing, the Company or any Restricted Subsidiary may sell any such Principal Property and lease it back for a longer period (i) if the Company or such Restricted Subsidiary would be entitled, pursuant to the provisions described above in clauses (a) through (o) under “—Limitation on liens,” to create a mortgage on the property to be leased securing Funded Debt (as defined below) in an amount equal to the Attributable Debt (as defined below) with respect to such sale and lease-back transaction without equally and ratably securing the outstanding debt securities or (ii) if (A) the Company promptly informs the trustee of such transaction, (B) the net proceeds of such transaction are at least equal to the fair value (as determined by board resolution of the Company) of such property and (C) the Company causes an amount equal to the net proceeds of the sale to be applied to the retirement, within 180 days after receipt of such proceeds, of Funded Debt incurred or assumed by the Company or a Restricted Subsidiary (including the debt securities); provided further that, in lieu of applying all of or any part of such net proceeds to such retirement, the Company may, within 75 days after such sale, deliver or cause to be delivered to the applicable trustee for cancellation either debentures or notes evidencing Funded Debt of the Company (which may include the outstanding debt securities) or of a Restricted Subsidiary previously authenticated and delivered by the applicable trustee, and not previously tendered for sinking fund purposes or called for a sinking fund or otherwise applied as a credit against an obligation to redeem or retire such notes or debentures, and an officers’ certificate (which will be delivered to the trustee and each paying agent and which need not contain the statements prescribed by the second paragraph of Section 2.02 of the indenture) stating that the Company elects to deliver or cause to be delivered such debentures or notes in lieu of retiring Funded Debt as provided in the indenture. If the Company shall so deliver debentures or notes to the applicable trustee and the Company shall duly deliver such officers’ certificate, the amount of cash which the Company will be required to apply to the retirement of Funded Debt under this provision of the indenture shall be reduced by an amount equal to the aggregate of the then applicable optional redemption prices (not including any optional sinking fund redemption prices) of such debentures or notes or, if there are no such redemption prices, the principal amount of such debentures or notes; provided, that in the case of debentures or notes which provide for an amount less than the principal amount of such debentures or notes to be due and payable upon a declaration of the maturity of such debentures or notes, such amount of cash shall be reduced by the amount of principal of such debentures or notes that would be due and payable as of the date of such application upon a declaration of acceleration of the maturity of such debentures or notes pursuant to the terms of the indenture pursuant to which such debentures or notes were issued. Notwithstanding the foregoing, the Company or any Restricted Subsidiary may enter into sale and lease-back transactions in addition to those permitted by this paragraph and without any obligation to retire any outstanding debt securities or other Funded Debt, provided that at the time of entering into such sale and lease-back transactions and after giving effect to such transactions, Exempted Debt does not exceed 15% of Consolidated Net Tangible Assets.

Certain Definitions.

The term “Attributable Debt,” as defined in the indenture means, as to any particular lease under which any Person (as defined in the indenture) is at the time liable, other than a capital lease, and at any date as of which the amount of such lease is to be determined, the total net amount of rent required to be paid by such Person under such lease during the initial term of such lease as determined in accordance with generally accepted accounting principles, discounted from the last date of such initial term to the date of determination at a rate per annum equal to the discount rate which would be applicable to a capital lease with like term in accordance with generally accepted accounting principles. The net amount of rent required to be paid under any such lease for any such period shall be the aggregate amount of rent payable by the lessee with respect to such period after excluding amounts required to be paid on account of insurance, taxes, assessments, utility, operating and labor costs and similar charges. In the case of any lease which is terminable by the lessee upon the payment of a penalty, such net amount shall also include the amount of such penalty, but no rent shall be considered as required to be paid under such lease subsequent to the first date upon which it may be so terminated. “Attributable Debt” means, as to a capital lease under which any Person is at the time liable and at any date as of which the amount of such lease is to be determined, the capitalized amount of such lease that would appear on the face of a balance sheet of such Person in accordance with generally accepted accounting principles.

The term “Consolidated Net Tangible Assets,” as defined in the indenture, means the excess over the current liabilities of the Company of all of its assets as determined by the Company and as would be set forth in a consolidated balance sheet of the Company and its Subsidiaries, on a consolidated basis, in accordance with generally accepted accounting principles as of a date within 90 days of the date of such determination, after deducting goodwill, trademarks, patents, other like intangibles and minority interests of others.

The term “Exempted Debt,” as defined in the indenture, means the sum, without duplication, of the following items outstanding of the date Exempted Debt is being determined:

•	indebtedness of the Company and its Restricted Subsidiaries incurred after the date of the indenture and secured by liens created, assumed or otherwise incurred or permitted to exist pursuant to the provision described in the last sentence under “—Limitation on liens”; and

•	Attributable Debt of the Company and its Restricted Subsidiaries in respect of all sale and lease-back transactions with regard to any Principal Property entered into pursuant to the provision described in the last sentence under “—Limitation on sale and lease-back transactions.”

The term “Funded Debt,” as defined in the indenture, means all indebtedness for money borrowed, including purchase money indebtedness, (i) having a maturity of more than one year from the date of its creation or having a maturity of less than one year but by its terms being renewable or extendible, at the option of the obligor in respect of such indebtedness, beyond one year from its creation and (ii) ranking pari passu with the debt securities.

The term “Principal Property,” as defined in the indenture, means any single property consisting of land, land improvements, buildings and associated factory equipment owned or leased pursuant to a capital lease and used by the Company or a Restricted Subsidiary primarily for processing, producing, packaging or storing its products, raw materials, inventories or other materials and supplies and located within the United States of America and having an acquisition cost plus capitalized improvements in excess of 1% of Consolidated Net Tangible Assets as of the date of such determination (which shall be deemed to include the Company’s principal executive offices); provided that the term “Principal Property” does not include any such property or assets described above that is financed through the issuance of tax exempt governmental obligations or an industrial revenue bond, pollution control bond or similar financing arrangement with any federal, state or municipal government or other governmental body or agency, or any such property or assets that has been determined by board resolution of the Company not to be of material importance to the respective businesses conducted by the Company or such Restricted Subsidiary, effective as of the date such resolution is adopted.

The term “Restricted Subsidiary,” as defined in the indenture, means (a) each guarantor and (b) any other Subsidiary organized and existing under the laws of the United States of America and the principal business of which is carried on within the United States of America which owns or is a lessee pursuant to a capital lease of any Principal Property or owns shares of capital stock or indebtedness of another Restricted Subsidiary other than:

•	each Subsidiary the major part of whose business consists of finance, banking, credit, leasing, insurance, financial services or other similar operations, or any combination of such operations (including, without limitation, each of Trinity Industries Leasing Company and its Subsidiaries for so long as a major part of its business consists of finance, banking, credit, leasing, insurance, financial services or other similar operations or any combination of such operations); and

•	each Subsidiary formed or acquired after the date of the indenture for the purpose of acquiring the business or assets of another person and which does not acquire all or any substantial part of the business or assets of the Company or any Restricted Subsidiary;

provided that the Board of Directors of the Company may declare any such Subsidiary to be a Restricted Subsidiary effective as of the date such resolution is adopted.

The term “Subsidiary,” as defined in the indenture, means, with respect to any Person, any corporation, association or other business entity of which more than 50% of the outstanding Voting Stock (as defined in the indenture) is owned, directly or indirectly, by such Person and one or more other Subsidiaries of such Person.

Merger, consolidation or sale of assets.

Under the indenture, neither we nor any guarantor may: (a) consolidate or merge with or into another person or (b) sell, assign, transfer, convey, lease or otherwise dispose of all or substantially all of its or its subsidiaries’ properties or assets taken as a whole, in one or more related transactions, to another person, unless:

•

either: (i) we or such guarantor, as the case may be, are the surviving entity; or (ii) the person formed by or surviving any such consolidation or merger (if other than us or such guarantor, as the case may

be) or to which such sale, assignment, transfer, conveyance, lease or other disposition has been made is a corporation, partnership or limited liability company organized or existing under the laws of the United States, any state of the United States or the District of Columbia;

•	the person formed by or surviving any such consolidation or merger (if other than us or such guarantor, as the case may be) or to which such sale, assignment, transfer, conveyance, lease or other disposition has been made assumes all of our obligations or the obligations of such guarantor, as the case may be, under the debt securities and the indenture pursuant to a supplemental indenture or other agreements delivered to the trustee;

•	immediately after such transaction, no default or event of default exists (other than in the case of: (i) our merger, or the merger of such guarantor, as the case may be, with an affiliate solely for the purpose of reincorporating in another jurisdiction; or (ii) any consolidation or merger, or any sale, assignment, transfer, conveyance, lease or other disposition of assets between or among us, the guarantors and our subsidiaries); and

•	we or such guarantor, as the case may be, shall have delivered, or cause to be delivered, to the trustee an officers’ certificate and an opinion of counsel, each stating that such consolidation, merger, sale, transfer, conveyance, lease or other disposition complies with the requirements of the Indenture.

Notwithstanding the foregoing, such provisions with respect to limitations on consolidation, merger, conveyance or transfer on certain terms shall not apply to (i) any guarantor if at such time such guarantor’s guarantee has been released in accordance with the terms of the indenture or (ii) any asset sales that are permitted under our revolving credit facility.

Waiver or modification.

In addition, the indenture or the applicable notes may be modified, and waivers may be obtained, by holders representing at least a majority of the then outstanding notes of such series, and, following an “event of default,” the trustee or holders of not less than 25% in principal amount of the then outstanding notes of such series may accelerate the maturity of the notes under the indenture. Please see “Description of debt securities and guarantees—Modification of the indenture” and “Description of debt securities and guarantees—Events of default and remedies” in the accompanying prospectus.

Events of default and remedies

Please see “Description of debt securities and guarantees—Events of default and remedies” in the accompanying prospectus.

In addition, the indenture provides that the following will be an event of default regarding the notes:

•	if we or any of our Restricted Subsidiaries default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed by us or such Restricted Subsidiary, as the case may be, whether such indebtedness now exists, or is created after the date of the indenture, if that default:

•	is caused by a failure to pay principal of, or interest or premium, if any, on, such indebtedness prior to the expiration of the grace period provided in such indebtedness following the stated maturity of such obligation, or a Payment Default; or

•	results in the acceleration of such indebtedness prior to its stated maturity, or an Acceleration Event;

and, in each case, the principal amount of any such indebtedness, together with the principal amount of any other such indebtedness under which there has been a Payment Default or an Acceleration Event, aggregates $50 million or more.

Concerning the trustee

Wells Fargo Bank, National Association is trustee under the indenture and has been appointed by us as registrar and paying agent with regard to the notes.

Book-entry, delivery and form

We have obtained the information in this section concerning The Depository Trust Company, or the DTC, Clearstream Banking, S.A., Luxembourg, or Clearstream, Luxembourg, and Euroclear Bank S.A./N.V., as operator of the Euroclear System, or Euroclear, and their book-entry systems and procedures from sources that we believe to be reliable. We take no responsibility for an accurate portrayal of this information. In addition, the description of the clearing systems in this section reflects our understanding of the rules and procedures of DTC, Clearstream, Luxembourg and Euroclear as they are currently in effect. Those systems could change their rules and procedures at any time.

The notes will initially be represented by one or more fully registered global notes. Each such global note will be deposited with, or on behalf of, DTC or any successor thereto and registered in the name of Cede & Co. (DTC’s nominee). You may hold your interests in the global notes in the United States through DTC, or in Europe through Clearstream, Luxembourg or Euroclear, either as a participant in such systems or indirectly through organizations which are participants in such systems. Clearstream, Luxembourg and Euroclear will hold interests in the global notes on behalf of their respective participating organizations or customers through customers’ securities accounts in Clearstream, Luxembourg’s or Euroclear’s names on the books of their respective depositaries, which in turn will hold those positions in customers’ securities accounts in the depositaries’ names on the books of DTC. Citibank, N.A. will act as depositary for Clearstream, Luxembourg and JPMorgan Chase Bank, N.A. will act as depositary for Euroclear.

So long as DTC or its nominee is the registered owner of the global securities representing the notes, DTC or such nominee will be considered the sole owner and holder of the notes for all purposes of the notes and the indenture. Except as provided below, owners of beneficial interests in the notes will not be entitled to have the notes registered in their names, will not receive or be entitled to receive physical delivery of the notes in definitive form and will not be considered the owners or holders of the notes under the indenture, including for purposes of receiving any reports delivered by us or the trustee pursuant to the indenture. Accordingly, each person owning a beneficial interest in a note must rely on the procedures of DTC or its nominee and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, in order to exercise any rights of a holder of notes.

Unless and until we issue the notes in fully certificated, registered form under the limited circumstances described below under the heading “—Certificated notes”:

•	you will not be entitled to receive a certificate representing your interest in the notes;

•	all references in this prospectus supplement to actions by holders will refer to actions taken by DTC upon instructions from its direct participants; and

•	all references in this prospectus supplement to payments and notices to holders will refer to payments and notices to DTC or Cede & Co., as the registered holder of the notes, for distribution to you in accordance with DTC procedures.

The Depository Trust Company

DTC will act as securities depositary for the notes. The notes will be issued as fully registered notes registered in the name of Cede & Co. DTC is:

•	a limited-purpose trust company organized under the New York Banking Law;

•	a “banking organization” under the New York Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” under the New York Uniform Commercial Code; and

•	a “clearing agency” registered under the provisions of Section 17A of the Securities Exchange Act of 1934.

DTC holds securities that its direct participants deposit with DTC. DTC facilitates the settlement among direct participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in direct participants’ accounts, thereby eliminating the need for physical movement of securities certificates.

Direct participants of DTC include securities brokers and dealers (including the underwriters), banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its direct participants. Indirect participants of DTC, such as securities brokers and dealers, banks and trust companies, can also access the DTC system if they maintain a custodial relationship with a direct participant.

Purchases of notes under DTC’s system must be made by or through direct participants, which will receive a credit for the notes on DTC’s records. The ownership interest of each beneficial owner is in turn to be recorded on the records of direct participants and indirect participants. Beneficial owners will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct participants or indirect participants through which such beneficial owners entered into the transaction. Transfers of ownership interests in the notes are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in notes, except as provided below in “—Certificated notes.”

To facilitate subsequent transfers, all notes deposited with DTC are registered in the name of DTC’s nominee, Cede & Co. The deposit of notes with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the notes. DTC’s records reflect only the identity of the direct participants to whose accounts such notes are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Book-entry format

Under the book-entry format, the paying agent will pay interest or principal payments to Cede & Co., as nominee of DTC. DTC will forward the payment to the direct participants, who will then forward the payment to the indirect participants (including Clearstream, Luxembourg or Euroclear) or to you as the beneficial owner. You may experience some delay in receiving your payments under this system. Neither we, the trustee under the indenture nor any paying agent have any direct responsibility or liability for the payment of principal or interest on the notes to owners of beneficial interests in the notes.

DTC is required to make book-entry transfers on behalf of its direct participants and is required to receive and transmit payments of principal, premium, if any, and interest on the notes. Any direct participant or indirect participant with which you have an account is similarly required to make book-entry transfers and to receive and transmit payments with respect to the notes on your behalf. We and the trustee under the indenture have no responsibility for any aspect of the actions of DTC, Clearstream, Luxembourg or Euroclear or any of their direct or indirect participants. In addition, we and the trustee under the indenture have no responsibility or liability for any aspect of the records kept by DTC, Clearstream, Luxembourg, Euroclear or any of their direct or indirect participants relating to payments made on account of beneficial ownership interests in the notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests. We also do not supervise these systems in any way.

The trustee will not recognize you as a holder under the indenture, and you can only exercise the rights of a holder indirectly through DTC and its direct participants. DTC has advised us that it will only take action regarding a note if one or more of the direct participants to whom the note is credited directs DTC to take such action and only in respect of the portion of the aggregate principal amount of the notes as to which that participant or participants has or have given that direction. DTC can only act on behalf of its direct participants. Your ability to pledge notes to non-direct participants, and to take other actions, may be limited because you will not possess a physical certificate that represents your notes.

Neither DTC nor Cede & Co. (nor such other DTC nominee) will consent or vote with respect to the notes unless authorized by a direct participant in accordance with DTC’s procedures. Under its usual procedures, DTC will mail an omnibus proxy to us as soon as possible after the record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those direct participants to whose accounts the notes are credited on the record date (identified in a listing attached to the omnibus proxy).

Clearstream, Luxembourg or Euroclear will credit payments to the cash accounts of Clearstream, Luxembourg customers or Euroclear participants in accordance with the relevant system’s rules and procedures, to the extent received by its depositary. These payments will be subject to tax reporting in accordance with relevant United States tax laws and regulations. Clearstream, Luxembourg or the Euroclear Operator, as the case may be, will take any other action permitted to be taken by a holder under the indenture on behalf of a Clearstream, Luxembourg customer or Euroclear participant only in accordance with its relevant rules and procedures and subject to its depositary’s ability to effect those actions on its behalf through DTC.

DTC, Clearstream, Luxembourg and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of the notes among participants of DTC, Clearstream, Luxembourg, and Euroclear. However, they are under no obligation to perform or continue to perform those procedures, and they may discontinue those procedures at any time.

Transfers within and among book-entry systems

Transfers between DTC’s direct participants will occur in accordance with DTC rules. Transfers between Clearstream, Luxembourg customers and Euroclear participants will occur in accordance with its applicable rules and operating procedures.

DTC will effect cross-market transfers between persons holding directly or indirectly through DTC, on the one hand, and directly or indirectly through Clearstream, Luxembourg customers, or Euroclear participants, on the other hand, in accordance with DTC rules on behalf of the relevant European international clearing system by its depositary. However, cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in that system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, instruct its depositary to effect final settlement on its behalf by delivering or receiving securities in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Clearstream, Luxembourg customers, and Euroclear participants may not deliver instructions directly to the depositaries.

Because of time-zone differences, credits of securities received in Clearstream, Luxembourg, or Euroclear resulting from a transaction with a DTC direct participant will be made during the subsequent securities settlement processing, dated the business day following the DTC settlement date. Those credits or any transactions in those securities settled during that processing will be reported to the relevant Clearstream, Luxembourg customer, or Euroclear participant on that business day. Cash received in Clearstream, Luxembourg, or Euroclear as a result of sales of securities by or through a Clearstream, Luxembourg customer, or a Euroclear participant to a DTC direct participant will be received with value on the DTC settlement date but will be available in the relevant Clearstream, Luxembourg or Euroclear cash amount only as of the business day following settlement in DTC.

Although DTC, Clearstream, Luxembourg and Euroclear have all agreed to the foregoing procedures in order to facilitate transfers of debt securities among their respective participants, they are under no obligation to perform or continue to perform such procedures and such procedures may be discontinued at any time.

Certificated notes

Unless and until they are exchanged, in whole or in part, for notes in definitive form in accordance with the terms of the notes, the notes may not be transferred except (1) as a whole by DTC to a nominee of DTC or (2) by a nominee of DTC to DTC or another nominee of DTC, or (3) by DTC or any such nominee to a successor of DTC or a nominee of such successor.

We will issue notes to you or your nominees, in fully certificated registered form, rather than to DTC or its nominees, only if:

•	we advise the trustee in writing that DTC is no longer willing or able to discharge its responsibilities properly or that DTC is no longer a registered clearing agency under the Securities Exchange Act of 1934, and the trustee or we are unable to locate a qualified successor within 90 days;

•	an event of default has occurred and is continuing under the indenture; or

•	we, at our option, elect to terminate the book-entry system through DTC.

If any of the three above events occurs, DTC is required to notify all direct participants that notes in fully certificated registered form are available through DTC. DTC will then surrender the global note representing the notes along with instructions for re-registration. The trustee will re-issue the debt securities in fully certificated registered form and will recognize the registered holders of the certificated debt securities as holders under the indenture.

Unless and until we issue the notes in fully certificated, registered form, (1) you will not be entitled to receive a certificate representing your interest in the notes; (2) all references in this prospectus supplement to actions by holders will refer to actions taken by the depositary upon instructions from their direct participants; and (3) all references in this prospectus supplement to payments and notices to holders will refer to payments and notices to the depositary, as the registered holder of the notes, for distribution to you in accordance with its policies and procedures.

Material United States federal tax considerations

The following is a summary of material U.S. federal income tax consequences of the purchase, ownership and disposition of the notes. It deals only with notes held as capital assets (generally, property held for investment) and acquired at original issuance for their “issue price” (i.e., the first price at which a substantial amount of the notes are sold other than to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers). This summary is based upon the Internal Revenue Code of 1986, as amended, or the Code, final, temporary and proposed U.S. Treasury regulations thereunder, administrative pronouncements, rulings and judicial decisions as of the date hereof. Such authorities may be repealed, revoked or modified, possibly with retroactive effect, or may be subject to different interpretations, so as to produce U.S. federal income tax consequences different from those discussed below. We have not and will not seek any rulings from the Internal Revenue Service, or the IRS, regarding the matters discussed below. There can be no assurance that the IRS will not take positions concerning the tax consequences of the purchase, ownership or disposition of the notes that are different from those discussed below.

This summary does not address all tax considerations that may be important to a particular holder in light of the holder’s circumstances, such as the potential application of the alternative minimum tax, or to certain categories of holders that may be subject to special rules, such as, but not limited to:

•	partnerships for U.S. federal income tax purposes and other pass through entities and holders of interests therein;

•	dealers in securities;

•	insurance companies;

•	tax-exempt entities;

•	persons that hold notes in connection with an arrangement that completely or partially hedges the notes;

•	securities traders that use a mark-to-market method of accounting;

•	financial institutions and banks;

•	persons holding notes as part of a conversion, constructive sale, integrated transaction or a straddle transaction;

•	certain former citizens or residents of the United States; or

•	U.S. Holders (as defined below) whose functional currency is not the U.S. dollar.

In addition, this summary does not describe any tax consequences arising under U.S. federal gift and estate tax laws or other U.S. federal tax laws or under the tax laws of any state, local or non-U.S. jurisdiction.

If an entity treated as a partnership for U.S. federal income tax purposes holds notes, the U.S. federal income tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. A partner of a partnership that acquires or holds notes should consult its own tax advisors about the U.S. federal income tax consequences of purchasing, owning and disposing of the notes.

Prospective purchasers of notes should consult their own tax advisors concerning the U.S. federal income, estate and gift tax consequences, and any state or local income or franchise tax consequences applicable to their particular situations, as well as any consequences under the laws of any other applicable taxing jurisdiction.

United States Holders

For purposes of this discussion, a “U.S. Holder” means a beneficial owner of a note that is for U.S. federal income tax purposes, (i) an individual citizen or resident alien of the United States, (ii) a corporation or other entity treated as a corporation for U.S. federal income tax purposes that was created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source and (iv) a trust (A) if a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more United States persons have the authority to control all substantial decisions of the trust or (B) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

Certain additional payments

In certain circumstances, we may elect or be obligated to pay additional amounts on the notes see, for example, “Description of notes—Optional redemption” and “Description of notes—Offer to repurchase upon a Change of Control Triggering Event.” We do not intend to treat the possibility that such additional payments may be made as causing the notes to be treated as contingent payment debt instruments. However, additional income will be recognized if any such additional payment is made. It is possible that the IRS may take a different position. If the IRS were to successfully challenge our determination with the result that the notes were treated as contingent payment debt instruments, you would be required to (i) accrue interest income based on a “comparable yield” determined at the time of issuance of the notes (which is not expected to differ significantly from the actual yield on the notes), and a projected payment schedule, with adjustments to such accruals when any contingent payments are made that differ from the payments based on the comparable yield and (ii) treat as ordinary income, rather than capital gain, any gain recognized on a sale, exchange or redemption of a note. The remainder of this discussion assumes that the notes will not be treated as contingent payment debt instruments. Prospective purchasers of notes should consult their own tax advisors regarding the possible application of the contingent payment debt instrument rules to the notes.

Stated interest

Stated interest on a note generally will be taxable to you as ordinary interest income at the time it is received or accrued, depending on your regular method of accounting for U.S. federal income tax purposes.

Sale, exchange, redemption, retirement or other disposition

You generally will recognize gain or loss upon the sale, exchange, redemption, retirement or other disposition of a note, equal to the difference between the amount realized (less any amount attributable to accrued and unpaid interest, which will be taxable as ordinary interest income to the extent you have not previously included that amount in income) and your adjusted tax basis in the note. The amount realized will include the amount of any cash and the fair market value of any other property received for the note. Your adjusted tax basis in a note will, in general, be the amount you paid for the note. Such gain or loss will be capital gain or loss and will be long-term capital gain or loss if you have held the note for more than one year. Long-term capital gains of non-corporate U.S. Holders currently are eligible for reduced rates of taxation. The deductibility of capital losses may be subject to limitations.

Net investment income

A 3.8% surtax, over the normal graduated tax rates, is imposed on the “net investment income” of certain U.S. citizens and resident aliens and on the undistributed “net investment income” of certain estates and trusts. Among other items, “net investment income” generally includes interest and certain net gain from the sale, exchange, redemption, retirement or other taxable disposition of a note, less certain deductions. Prospective holders should consult their tax advisors with respect to the tax consequences of the new legislation described above.

Information reporting and backup withholding

In general, information reporting requirements will apply to payments of interest on a note and the proceeds of the sale or other disposition (including a retirement or redemption) of a note, and backup withholding may apply to such payments unless you provide a taxpayer identification number certified under penalties of perjury, as well as certain other information. Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is timely furnished to the IRS.

Non-U.S. Holders

This discussion applies to you if you are a “non-U.S. Holder.” A “non-U.S. Holder” is a beneficial owner of a note that is an individual, corporation (or entity treated as a corporation for U.S. tax purposes), estate or trust that is not a U.S. Holder.

Payments of stated interest

Subject to the discussion below under “—FATCA”, payments to you of interest generally will be exempt from U.S. federal withholding tax under the “portfolio interest” exemption if you properly certify as to your foreign status as described below, and:

•	you do not actually or constructively own 10% or more of the total combined voting power of all our classes of stock;

•	you are not a controlled foreign corporation that is related directly or indirectly to us;

•	you are not a bank whose receipt of interest on the notes is in connection with the extension of credit made pursuant to a loan agreement entered into in the ordinary course of your trade or business; and

•	interest on the notes is not effectively connected with your conduct of a trade or business in the United States, as described below.

The portfolio interest exemption and several of the special rules for non-U.S. Holders described below generally apply only if you appropriately certify as to your foreign status. You can generally meet this certification requirement by providing a properly executed IRS Form W-8BEN or W-8BEN-E, as applicable, or appropriate substitute form to the applicable withholding agent. Special rules apply to foreign partnerships, estates and trusts, and in certain circumstances certifications as to foreign status of partners, trust owners or beneficiaries may have to be provided to the applicable withholding agent.

If you cannot satisfy the requirements described above, payments of interest made to you will be subject to U.S. federal withholding tax at a 30% rate, unless you provide to the applicable withholding agent with a properly executed IRS Form W-8BEN or W-8BEN-E, as applicable, (or successor form) claiming an exemption from (or a reduction of) withholding under the benefit of an income tax treaty, or the payments of interest are effectively connected with your conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are treated as attributable to a permanent establishment or fixed base maintained by you in the United States) and you meet the certification requirements described below. See “—Non-U.S. Holders—Income or gain effectively connected with a U.S. trade or business.”

Sale, exchange, redemption, retirement or other disposition

You generally will not be subject to U.S. federal income tax on any gain realized upon your sale, exchange, redemption, retirement or other taxable disposition of notes (although any amounts attributable to accrued interest will be treated as described above under “—Non-U.S. Holders—Payments of stated interest”), unless:

•	the gain is effectively connected with your conduct of a trade or business within the United States (and, under certain income tax treaties, is attributable to a U.S. permanent establishment or fixed base you maintain); or

•	you are an individual who is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are satisfied.

If you are a non-U.S. Holder described in the first bullet point above, you generally will be subject to U.S. federal income tax in the same manner as a U.S. holder (See “—Non-U.S. Holders—Income or gain effectively connected with a U.S. trade or business”). If you are a non-U.S. Holder described in the second bullet point above, you will be subject to a flat 30% U.S. federal income tax on the gain derived from the sale or other disposition of notes, which may be offset by U.S. source capital losses.

Income or gain effectively connected with a U.S. trade or business

If any interest on the notes or gain from the sale, exchange, redemption, retirement or other taxable disposition of the notes is effectively connected with a U.S. trade or business conducted by you (and, if required by an applicable income tax treaty, is treated as attributable to a permanent establishment or fixed base maintained by you in the United States), then the income or gain will be subject to U.S. federal income tax at regular graduated U.S. income tax rates (see “—United States Holders” above), unless an applicable income tax treaty provides otherwise. Effectively connected income will not be subject to U.S. withholding tax if you satisfy certain certification requirements by providing to us or our paying agent a properly executed IRS Form W-8ECI (or successor form). If you are a corporation, that portion of your earnings and profits that is effectively connected with your U.S. trade or business may also be subject to a “branch profits tax” at a 30% rate, although an applicable income tax treaty may provide for a lower rate.

Backup withholding and information reporting

Payments to you of interest on a note, and amounts withheld from such payments, if any, generally will be required to be reported to the IRS and to you. Copies of these information returns may also be made available to the tax authorities of the country in which you reside under the provisions of a specific treaty or agreement. U.S. backup withholding will not apply to payments to you of interest on a note if the statement described in “—Non-U.S. Holders—Payments of stated interest” is duly provided or you otherwise establish an exemption, provided that we do not have actual knowledge or reason to know that you are a United States person.

Generally, information reporting and backup withholding requirements will apply to the gross proceeds paid to you on the disposition (including a retirement or redemption) of the notes by or through a U.S. office of a U.S. or foreign broker, unless you provide the requisite certification (which is required to claim the exemption from withholding tax on interest, as described above in “—Non-U.S. Holders—Payments of stated interest”) or otherwise establish an exemption. Information reporting requirements (but generally not backup withholding) will also apply to payment of the proceeds of a disposition of a note by or through a foreign office of a U.S. broker or a foreign broker with certain types of relationships to the United States unless the broker has documentary evidence in its files that you are not a United States person and the broker has no actual knowledge or reason to know to the contrary, or you otherwise establish an exemption.

Backup withholding is not an additional tax. Any amount withheld under the backup withholding rules may be credited against your U.S. federal income tax liability (if any) and any excess may be refundable if the proper information is timely provided to the IRS.

FATCA

The applicable withholding agent will generally be required to withhold 30% of any interest on the notes, and, effective January 1, 2017, 30% of the gross proceeds from a sale of the notes, paid (i) to a foreign financial institution unless such foreign financial institution agrees to verify, report and disclose its U.S. accountholders and meets certain other requirements, or (ii) to a non-financial foreign entity unless such entity certifies that it does not have any substantial United States owners or provides the name, address and taxpayer identification number of each substantial United States owner and meets certain other requirements. Foreign financial institutions located in jurisdictions that have intergovernmental agreements with the United States may be subject to different rules. If payment of this withholding tax is made, non-U.S. holders that are otherwise eligible for an exemption from, or reduction of, U.S. federal withholding taxes with respect to such interest or proceeds will be required to seek a credit or refund from the IRS to obtain the benefit of such exemption or reduction. You should consult your tax advisor regarding the potential application of these withholding rules to your investment in the notes.

The preceding discussion of material U.S. federal income tax considerations is for general information only and is not tax advice. Each prospective investor should consult its own tax advisor regarding the particular U.S. federal, state, local and foreign tax consequences of purchasing, holding and disposing of our notes, including the consequences of any proposed change in applicable laws.

ERISA considerations

The following is a summary of certain considerations associated with the purchase and holding of the notes by the following, or, each, a Plan: (i) employee benefit plans that are subject to Title I of the U.S. Employee Retirement Income Security Act of 1974, as amended, or ERISA, (ii) plans, individual retirement accounts and other arrangements that are subject to Section 4975 of the Code, or provisions under any other federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of the Code or other ERISA, or, collectively, Similar Laws, and (iii) entities whose underlying assets are considered to include “plan assets” of any such plans, accounts or arrangements.

This summary describes certain of these issues under ERISA and the Code as currently in effect and the existing administrative and judicial interpretations thereunder. No assurance can be given that administrative, judicial or legislative changes will not occur that may make the statements contained herein incorrect or incomplete. Moreover, no attempt is made in this summary to describe issues that may arise under federal, state or local laws that are not preempted by ERISA or the Code. In addition, this summary does not discuss the laws of any country other than the United States.

General fiduciary matters

ERISA and the Code impose certain duties on persons who are fiduciaries of a Plan subject to Title I of ERISA or Section 4975 of the Code and prohibit certain transactions involving the assets of a Plan and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of a Plan or the management or disposition of the assets of a Plan, or who renders investment advice for a fee or other compensation to a Plan, is generally considered to be a fiduciary of the Plan.

In considering an investment in the notes of a portion of the assets of any Plan, a fiduciary should determine whether the investment is in accordance with the documents and instruments governing the Plan and the applicable provisions of ERISA, the Code or any Similar Law relating to a fiduciary’s duties to the Plan including, without limitation, the prudence, diversification, delegation of control and prohibited transaction provisions of ERISA, the Code and any other applicable Similar Laws.

Prohibited transaction issues

Section 406 of ERISA and Section 4975 of the Code prohibit Plans from engaging in specified transactions involving “plan assets” with persons or entities who are “parties in interest” (within the meaning of ERISA) or “disqualified persons” (within the meaning of Section 4975 of the Code) with respect to such Plans, unless an exemption is available. Such transactions are referred to as “prohibited transactions” and include, without limitation, (1) a direct or indirect extension of credit to a party in interest or to a disqualified person, (2) the sale or exchange of any property between a Plan and a party in interest or disqualified person, or (3) the transfer to, or use by or for the benefit of, a party in interest or disqualified person, of any plan assets.

A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, the fiduciary of the Plan that engaged in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code.

The acquisition and/or holding of notes by a Plan with respect to which we, an underwriter, or a guarantor is considered a party in interest or a disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired and is held in accordance with an applicable statutory, class, or individual prohibited transaction exemption. In this regard, the U.S. Department of Labor has issued prohibited transaction class exemptions, or PTCEs, that may apply to the acquisition and holding of the notes. These class exemptions include, without limitation, PTCE 84-14 respecting transactions determined by independent qualified professional asset managers, PTCE 90-1 respecting insurance company pooled separate accounts, PTCE 91-38 respecting bank collective investment funds, PTCE 95-60 respecting life insurance company general accounts and PTCE 96-23 respecting transactions determined by in-house asset managers. In addition to the class exemptions above, there is also a statutory exemption that may be available under Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code for prohibited transactions between a Plan and a person or entity that is a party in interest to such Plan solely by reason of providing services to the Plan (other than a party in interest that is a fiduciary, or its affiliate, that has or exercises discretionary authority or control or renders investment advice with respect to the assets of the Plan involved in such transaction), provided that there is adequate consideration for the transaction. There can be no assurance that all of the conditions of any such exemptions will be satisfied.

Similar Laws governing the investment and management of the assets of governmental plans and other plans which are not subject to ERISA or the Code may contain fiduciary and prohibited transaction requirements similar to those under Title I of ERISA and Section 4975 of the Code. Accordingly, fiduciaries of such Plans, in consultation with their counsel, should consider the impact of these respective laws on investments in the notes and the considerations discussed above, to the extent applicable.

Because of the foregoing, the notes should not be purchased or held by any person investing “plan assets” of any Plan, unless (i) we, the underwriters, and the guarantors are not parties in interest or disqualified persons with respect to the Plan; or (ii) such purchase and holding of notes will not constitute a non-exempt prohibited transaction under ERISA and the Code or a similar violation of any applicable Similar Laws.

Representation

Accordingly, by acceptance of a note each purchaser and subsequent transferee will be deemed to have represented and warranted that either (i) no portion of the assets used by such purchaser or transferee to acquire or hold the notes constitutes assets of any Plan; (ii) we, the underwriters, and the guarantors are not parties in interest or disqualified persons with respect to the Plan(s) under ERISA, the Code, or applicable Similar Laws; or (iii) the acquisition and holding of the notes by such purchaser or transferee will not constitute a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or a similar violation under any applicable Similar Laws.

The foregoing discussion is general in nature and is not intended to be comprehensive. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries, or other persons considering purchasing the notes (and holding the notes) on behalf of, or with the assets of, any Plan, consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Code and any Similar Laws to such investment and whether an exemption would be applicable to the purchase and holding of the notes.

Underwriting

Subject to the terms and conditions in the underwriting agreement, dated as of the date of this prospectus supplement among us, the guarantors, and the underwriters named below, for whom J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as representatives, we have agreed to sell to each underwriter, and each underwriter has severally agreed to purchase from us, the principal amount of notes that appears opposite its name in the table below:

Underwriters	Principal Amount of notes
J.P. Morgan Securities LLC	$155,000,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	155,000,000
BB&T Capital Markets, a division of BB&T Securities, LLC	20,000,000
RBS Securities Inc.	20,000,000
Wells Fargo Securities, LLC	20,000,000
BOSC, Inc.	10,000,000
Credit Suisse Securities (USA) LLC	10,000,000
Fifth Third Securities, Inc.	10,000,000

Total	$400,000,000

The underwriters are offering the notes subject to their acceptance of the notes from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the notes offered by this prospectus supplement are subject to certain conditions. The underwriters are obligated to take and pay for all of the notes offered by this prospectus supplement if any such notes are taken.

The underwriters initially propose to offer the notes to the public at the public offering price that appears on the cover page of this prospectus supplement. The underwriters may offer the notes to selected dealers at the public offering price minus a concession of up to 0.400% of the principal amount. In addition, the underwriters may allow, and those selected dealers may reallow, a concession of up to 0.250% of the principal amount to certain other dealers. After the initial offering, the underwriters may change the public offering price and any other selling terms. The underwriters may offer and sell notes through certain of their affiliates.

Certain of the underwriters have agreed to reimburse us for certain expenses incurred in connection with the offering.

The following table shows the underwriting discount to be paid to the underwriters in connection with this offering (expressed as a percentage of the principal amount of the notes).

Paid by Us
Per note	0.650%

In the underwriting agreement, we have agreed that:

•	We will not offer or sell any of our debt securities (other than the notes) for a period commencing on the date of this prospectus supplement through and including the closing date of the offering of the notes without the prior consent of the Representatives; and

•	We will indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in respect of those liabilities.

The notes are a new issue of securities with no established trading market. We do not intend to apply for the notes to be listed on any securities exchange or to arrange for the notes to be quoted on any quotation system. The underwriters have advised us that they intend to make a market in the notes. However, they are not obligated to do so and they may discontinue any market making at any time in their sole discretion. Therefore, we cannot assure you that a liquid trading market will develop for the notes, that you will be able to sell your notes at a particular time or that the prices that you receive when you sell will be favorable.

In connection with the offering of the notes, certain of the underwriters may engage in transactions that may stabilize, maintain or otherwise affect the prices of the notes. Specifically, the underwriters may over-allot in connection with the offering, creating a short position. In addition, the underwriters may bid for, and purchase, the notes in the open market to cover short positions or to stabilize the prices of the notes. Any of these activities may stabilize or maintain the market prices of the notes above independent market levels, but no representation is made hereby of the magnitude of any effect that the transactions described above may have on the market prices of the notes. The underwriters will not be required to engage in these activities, may engage in these activities, and may end any of these activities at any time without notice.

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions. In addition, J.P. Morgan Securities LLC is the sole bookrunner and the sole lead arranger, an affiliate of J.P. Morgan Securities LLC is a lender and the administrative agent, affiliates of Merrill Lynch, Pierce, Fenner & Smith Incorporated, Wells Fargo Securities, LLC and RBS Securities Inc. are co-syndication agents and lenders and affiliates of Credit Suisse Securities (USA) LLC, BOSC, Inc., BB&T Capital Markets, a division of BB&T Securities, LLC and Fifth Third Securities, Inc. are lenders under our revolving credit facility.

In connection with the offering, Amegy Bank National Association, a lender under our revolving credit facility, is providing certain financial advisory services and will receive certain advisory fees in connection therewith.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. If any of the underwriters or their affiliates have a lending relationship with us, certain of those underwriters or their affiliates routinely hedge, and certain other of those underwriters or their affiliates may hedge, their credit exposure to us consistent with their customary risk management policies. Typically, these underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the notes offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the notes offered hereby. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of notes to the public in that Relevant Member State other than:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•

to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the

Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representative; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of notes shall require the Company or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member States) and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to Prospective Investors in the United Kingdom

Each underwriter has represented and agreed that:

•	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of any notes in circumstances in which Section 21(1) of the FSMA does not apply to us; and

•	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to any notes in, from or otherwise involving the United Kingdom.

Hong Kong

Each underwriter has represented and agreed that:

•	it has not offered or sold and will not offer or sell in Hong Kong, by means of any document, any notes other than (i) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance, or (ii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer or invitation to the public within the meaning of that Ordinance; and

•	it has not issued or had in its possession for the purposes of issue, and will not issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to the notes, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Japan

The notes have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Singapore

This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the notes are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the notes under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Legal matters

The validity of the notes offered hereby will be passed upon for us by Haynes and Boone, LLP, Dallas, Texas, and Jared S. Richardson, our Vice President, Associate General Counsel and Secretary. The validity of the notes offered hereby will be passed upon for the underwriters by Davis Polk & Wardwell LLP, New York, New York.

Experts

The consolidated financial statements of Trinity Industries, Inc. appearing in Trinity Industries, Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2013, and the effectiveness of Trinity Industries, Inc.’s internal control over financial reporting as of December 31, 2013 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

Where you can find more information

We file annual, quarterly and current reports, proxy statements, and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov. Copies of certain information filed by us with the SEC are also available on our website at http://www.trin.net. Our website is not a part of this prospectus supplement or the accompanying prospectus. You may also read and copy any document we file with the SEC at its public reference room, at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330.

We have filed a registration statement on Form S-3 (No. 333-198744) under the Securities Act with the SEC pursuant to which the notes are being offered by this prospectus supplement and the accompanying prospectus. Neither this prospectus supplement nor the accompanying prospectus contains all the information contained in the registration statement because certain parts of the registration statement are omitted in accordance with the rules and regulations of the SEC. You should review the information and exhibits in the registration statement for further information on us and our consolidated subsidiaries and the securities we are offering. The registration statement and the documents filed as exhibits to the registration statement are available for inspection as described above.

Documents incorporated by reference into this prospectus supplement

We are incorporating by reference in this prospectus supplement the documents we file with the SEC. This means that we are disclosing important information to you by referring to these filings. The information we incorporate by reference is considered a part of this prospectus supplement, and subsequent information that we file with the SEC may automatically update and supersede this information.

Any statement contained in this prospectus supplement or in any document incorporated or deemed to be incorporated by reference into this prospectus supplement will be deemed modified or superseded for the purposes of this prospectus supplement to the extent that a statement contained in this prospectus supplement or any subsequently filed document which also is, or is deemed to be, incorporated by reference into this prospectus supplement modifies or supersedes that statement. Accordingly, we incorporate by reference the specific documents listed below and any future filings made with the SEC after the date hereof under Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, which will be deemed to be incorporated by reference into this prospectus supplement and to be part of this prospectus supplement from the date we subsequently file such reports and documents until the termination of this offering, except that any such reports or portions thereof which are furnished and not filed shall not be deemed incorporated by reference herein:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2013, filed with the SEC on February 20, 2014;

•	our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2014, filed with the SEC on April 30, 2014;

•	our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2014, filed with the SEC on July 30, 2014;

•	our Current Reports on Form 8-K filed with the SEC on March 6, 2014, March 26, 2014, April 1, 2014, May 6, 2014, June 30, 2014, July 3, 2014, August 18, 2014, and September 12, 2014; and

•	our Definitive Proxy Statement on Schedule 14A, filed with the SEC on April 1, 2014.

In addition, we incorporate by reference into this prospectus supplement all documents filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this prospectus supplement and before we have sold all of the notes to which the prospectus supplement relates or the offering is otherwise terminated.

We will provide, upon written or oral request, to each person, including any beneficial owner to whom a prospectus supplement is delivered, a copy of these filings (other than exhibits to such documents unless such exhibits are specifically incorporated by reference in any such documents) at no cost by writing to us at the following mailing address or telephoning us at the following number:

Trinity Industries, Inc.

Attn: S. Theis Rice

2525 N. Stemmons Freeway

Dallas, Texas 75207-2401

(214) 631-4420.

PROSPECTUS

Trinity Industries, Inc.

Common Stock

Debt Securities

Guarantees of Debt Securities

We may offer and sell from time to time, in one or more series, our common stock or debt securities. One or more of our subsidiaries may guarantee our debt securities. Our debt securities may consist of debentures, notes, or other types of debt.

Each time we sell securities pursuant to this prospectus, we will provide a prospectus supplement and attach it to this prospectus. The prospectus supplements will contain more specific information about the offering and the securities being offered. The prospectus supplements may also add, update or change information contained in this prospectus. This prospectus may not be used to sell securities unless accompanied by a prospectus supplement describing the method and terms of the offering.

We may sell securities, on a continuous or delayed basis, to or through underwriters, dealers or agents or directly to purchasers. If any agents or underwriters are involved in the sale of any of these securities, the applicable prospectus supplement will provide their names and any applicable fees, commissions or discounts.

You should carefully read this prospectus and any accompanying prospectus supplement, together with the documents we incorporate by reference, before you invest in our securities.

Investing in our securities involves risks. You should carefully consider the “Risk factors” referred to on page 2 of this prospectus, in any applicable prospectus supplement and the documents incorporated or deemed incorporated by reference in this prospectus or in any applicable prospectus supplement before investing in our securities.

Our common stock is listed on the New York Stock Exchange under the symbol “TRN.”

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED THAT THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is September 15, 2014.

About this prospectus

This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission, or the SEC, utilizing a “shelf” registration process. Under this shelf registration process, we may from time to time offer and sell any combination of the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities using this prospectus, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add to, update, supplement, change or clarify information contained in this prospectus. Any statement that we make in this prospectus will be modified or superseded by any inconsistent statement made by us in a prospectus supplement prepared by us. If the information in this prospectus is inconsistent with a prospectus supplement, you should rely on the information in the prospectus supplement.

We have not authorized anyone to give you any information or to make any representations other than those contained or incorporated by reference in this prospectus or any applicable prospectus supplement. If you are given any information or representation about these matters that is not contained or incorporated by reference in this prospectus or a prospectus supplement, you should not rely on that information. This prospectus and the accompanying prospectus supplement do not constitute an offer to sell anywhere or to anyone where or to whom we are not permitted to offer to sell securities under applicable law.

You should not assume that the information contained in or incorporated by reference in this prospectus, any accompanying prospectus supplement, any related free writing prospectus, or any other offering materials is accurate as of any date other than the date on the front of such document, regardless of the time of delivery of this prospectus, the accompanying prospectus supplement, any related free writing prospectus, or any sale of the notes. Our business, financial condition, results of operations, and prospects may have changed since those respective dates.

The rules of the SEC allow us to incorporate by reference information into this prospectus. This means that important information is contained in other documents that are considered to be a part of this prospectus. Additionally, information that we file later with the SEC will automatically update and supersede this information. You should read this prospectus, any prospectus supplement and the information that is incorporated or deemed incorporated by reference in this prospectus. See “Documents incorporated by reference into this prospectus.” The registration statement, including the exhibits and the documents incorporated or deemed incorporated by reference in this prospectus can be read on the SEC website or at the SEC offices mentioned under the heading “Where you can find more information.”

This prospectus may not be used to sell any securities unless accompanied by a prospectus supplement.

In this prospectus, “Trinity,” “we,” “us,” “our,” and the “Company” refer to Trinity Industries, Inc. and its consolidated subsidiaries, unless otherwise indicated or the context otherwise requires.

Risk factors

An investment in our securities involves risks. Before you make a decision to buy our securities, you should read and carefully consider the risks described in any applicable prospectus supplement and the risks described in our Annual Report on Form 10-K for the year ended December 31, 2013 and our subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the SEC prior to the date of this prospectus, and in the documents and reports that we file with the SEC after the date of this prospectus that are incorporated by reference into this prospectus. Additional risks not currently known to us or that we currently deem immaterial may also have a material adverse effect on us.

Forward-looking statements

Some statements contained in this prospectus (or otherwise made by us or on our behalf from time to time in other filings with the SEC incorporated herein by reference) contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements contained herein that are not historical facts are forward-looking statements and involve risks and uncertainties. These forward-looking statements include expectations, beliefs, plans, objectives, future financial performance estimates, projections, goals, and forecasts. We use the words “anticipates,” “believes,” “estimates,” “expects,” “intends,” “forecasts,” “may,” “will,” “should” and similar expressions to identify these forward-looking statements. Potential factors that could cause our actual results of operations to differ materially from those in the forward-looking statements include, among others:

•	market conditions and demand for our business products and services;

•	the cyclical nature of industries in which we compete;

•	variations in weather in areas where our construction and energy products are sold, used, or installed;

•	naturally-occurring events and disasters causing disruption to our manufacturing, product deliveries, and production capacity, thereby giving rise to an increase in expenses, loss of revenue, and property losses;

•	the timing of introduction of new products;

•	the timing and delivery of customer orders or a breach of customer contracts;

•	the credit worthiness of customers and their access to capital;

•	product price changes;

•	changes in mix of products sold;

•	the extent of utilization of manufacturing capacity;

•	availability and costs of steel, component parts, supplies, and other raw materials;

•	competition and other competitive factors;

•	changing technologies;

•	surcharges and other fees added to fixed pricing agreements for steel, component parts, supplies, and other raw materials;

•	interest rates and capital costs;

•	counter-party risks for financial instruments;

•	long-term funding of our operations;

•	taxes;

•	the stability of the governments and political and business conditions in certain foreign countries, particularly Mexico;

•	changes in import and export quotas and regulations;

•	business conditions in emerging economies;

•	costs and results of litigation;

•	changes in accounting standards or inaccurate estimates or assumptions in the application of accounting policies; and

•	legal, regulatory, and environmental issues.

Any forward-looking statement speaks only as of the date on which such statement is made. Except as otherwise required by law, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made.

The Company

Trinity Industries, Inc. is a diversified industrial company that owns a variety of market-leading businesses providing products and services to the energy, transportation, chemical, and construction sectors. We manufacture and sell a variety of products and services, principally including railcars and railcar parts, the leasing of railcars, inland barges, structural wind towers, highway products, aggregates, storage containers, and parts and steel components. We serve our customers through manufacturing facilities located in the United States and Mexico.

We serve our customers through the following five business groups:

•	our Rail Group, which is a leading manufacturer of freight and tank railcars in North America used for transporting a wide variety of liquids, gases, and dry cargo;

•	our Railcar Leasing and Management Services Group, which is a leading provider of comprehensive rail industry services in North America;

•	our Construction Products Group, which manufactures highway products as well as other steel products for infrastructure-related projects, mines and produces aggregates, and provides galvanizing services;

•	our Energy Equipment Group, which manufactures utility, traffic, and lighting structures, structural wind towers, storage containers, and tank heads for pressure and non-pressure vessels; and

•	our Inland Barge Group, which is a leading U.S. manufacturer of inland barges and fiberglass barge covers.

We are a Delaware corporation that was incorporated in 1933 and has been publicly traded since 1958. Our common stock is listed on the New York Stock Exchange under the symbol “TRN.” Our principal executive offices are located at 2525 N. Stemmons Freeway, Dallas, Texas 75207-2401, and our telephone number at that address is (214) 631-4420. Our website is located at www.trin.net. The information on our website is not part of this prospectus or any accompanying prospectus supplement.

Summary consolidated financial data

The following sets forth selected consolidated historical financial information for the periods and at the dates indicated. The selected historical financial data as of December 31, 2013, 2012, 2011, 2010 and 2009 and for the years ended December 31, 2013, 2012, 2011, 2010 and 2009 have been derived from our audited consolidated financial statements incorporated by reference into this prospectus. The selected historical financial data as of June 30, 2014 and 2013 and for the six months ended June 30, 2014 and 2013 have been derived from our unaudited consolidated financial statements incorporated by reference into this prospectus. Results of operations for the six months ended June 30, 2014 and 2013 are not necessarily indicative of results that may be expected for any future periods.

Due to the adoption of Accounting Standards Codification 810-10, effective January 1, 2010, the Consolidated Balance Sheets as of June 30, 2014 and 2013, and December 31, 2013, 2012, 2011, and 2010, and the Consolidated Statements of Operations for the six months ended June 30, 2014 and 2013, and for the years ended December 31, 2013, 2012, 2011, and 2010, include the financial position and results of operations of TRIP Rail Holdings LLC and its subsidiaries. Prior periods were not restated.

The summary consolidated financial data should be read in conjunction with (i) our audited consolidated financial statements, including the notes thereto, and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” found in our Annual Report on Form 10-K for the year ended December 31, 2013, or the 2013 Form 10-K, and (ii) our unaudited consolidated financial statements, including the notes thereto, and the section entitled “Management’s Discussion and Analysis of Financial

Condition and Results of Operations” found in our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2014, or the June 30 Form 10-Q.

On May 5, 2014, Trinity’s Board of Directors authorized a 2-for-1 stock split of its common shares in the form of a 100% stock dividend. The additional shares were distributed on June 19, 2014 to the stockholders of record at the close of business on June 5, 2014. All common share and per common share amounts in the summary consolidated financial data have been updated to reflect the stock split. All other items set forth in our audited consolidated financial statements contained in the 2013 Form 10-K or our unaudited consolidated financial statements contained in the June 30 Form 10-Q, each of which are incorporated by reference into this prospectus, remain unchanged.

	For the Six Months Ended June 30,		Year Ended December 31,
	2014	2013	2013	2012	2011	2010	2009
	(in millions, except percent and per share data)
Statement of Operations Data:
Revenues	$2,945.8	$1,999.0	$4,365.3	$3,811.9	$2,938.3	$1,930.7	$2,162.9
Operating profit (loss)	693.3	342.9	772.9	574.8	426.8	294.2	(36.1	)(1)
Income (loss) from continuing operations	406.6	161.4	386.1	251.9	146.8	69.4	(140.8)
Gain on sale of discontinued operations, net of provision for income taxes of $-, $5.4, $5.4, $-, $-, $-, and $-	—	7.1	7.1	—	—	—	—
Income (loss) from discontinued operations, net of provision (benefit) for income taxes of $(0.2), $(0.8), $(0.8), $1.1, $(0.4), $3.6, and $2.0	(0.5)	(1.5)	(0.8)	1.8	(1.1)	6.0	3.1

Net income (loss)	$406.1	$167.0	$392.4	$253.7	$145.7	$75.4	$(137.7)

Net income (loss) attributable to Trinity Industries, Inc.	$390.6	$163.1	$375.5	$255.2	$142.2	$67.4	$(137.7)

Net income (loss) attributable to Trinity Industries, Inc. per common share:
Basic:
Continuing operations	$2.51	$0.99	$2.34	$1.59	$0.89	$0.39	$(0.93)
Discontinued operations	—	0.04	0.04	0.01	(0.01)	0.04	0.02

	$2.51	$1.03	$2.38	$1.60	$0.88	$0.43	$(0.91)

Diluted:
Continuing operations	$2.43	$0.99	$2.34	$1.58	$0.89	$0.39	$(0.93)
Discontinued operations	—	0.04	0.04	0.01	(0.01)	0.04	0.02

	$2.43	$1.03	$2.38	$1.59	$0.88	$0.43	$(0.91)

Weighted average number of shares outstanding:
Basic	150.5	154.0	152.8	154.7	154.9	153.7	152.9
Diluted	155.6	154.2	152.9	155.1	155.4	154.0	152.9
Dividends declared per common share	$0.175	$0.120	$0.270	$0.210	$0.175	$0.160	$0.160

Balance Sheet Data:
Total assets	$8,014.1	$6,900.7	$7,313.4	$6,669.9	$6,121.0	$5,760.0	$4,656.4
Debt — recourse	$424.5	$413.7	$419.0	$458.1	$455.0	$449.4	$645.5
Debt — non-recourse	$2,818.0	$2,470.5	$2,570.8	$2,596.9	$2,517.2	$2,457.4	$1,199.1
Stockholders’ equity	$3,168.6	$2,474.3	$2,749.1	$2,137.6	$1,948.3	$1,845.7	$1,806.3
Ratio of total debt to total capital	50.6%	53.8%	52.1%	58.8%	60.4%	61.2%	50.5%
Book value per share	$20.31	$15.75	$17.75	$13.52	$12.15	$11.57	$11.40

(1)	A goodwill impairment charge of $325.0 million was recorded in 2009 related to the Rail Group segment.

Ratio of earnings to fixed charges

The table below presents our historical ratios of earnings to fixed charges for each of the periods indicated:

	Six months ended June 30,	Year ended December 31,
	2014	2013	2012	2011	2010	2009
Ratio of earnings to fixed charges(1)	6.65x	3.78x	2.78x	2.16x	1.53x	—	(2)

(1)	For purposes of calculating the ratio of earnings to fixed charges, earnings is the amount resulting from adding (a) earnings (loss) from continuing operations before provision (benefit) for income taxes, plus (b) fixed charges. Fixed charges for these purposes include (a) interest expense, (b) portion of rental expense representative of interest, and (c) capitalized interest.
(2)	Earnings for the year ended December 31, 2009 included a $325 million goodwill impairment charge. Earnings were inadequate to cover fixed charges for the year ended December 31, 2009. The deficiency for this period was $151.9 million.

Use of proceeds

We intend to use the net proceeds from the sale of the securities as set forth in the applicable prospectus supplement.

Description of capital stock

The following summary description sets forth some of the general terms and provisions of our capital stock. Because this is a summary description, it does not contain all of the information that may be important to you. For a more detailed description of the capital stock, you should refer to the provisions of our Certificate of Incorporation, as amended, our Bylaws, as amended, or the Bylaws, and the specimen common stock certificate, each of which is filed as an exhibit to the registration statement of which this prospectus forms a part, as well as the applicable provisions of the General Corporation Law of the State of Delaware, or the DGCL. In this discussion, the terms “Trinity,” “we,” “us” and “our” refer only to Trinity Industries, Inc. and not to any of its subsidiaries.

Description of capital stock

Our authorized capital stock consists of (i) 200,000,000 shares of common stock, par value $1.00 per share, of which 156,060,454 were issued and outstanding as of July 15, 2014, and (ii) 1,500,000 shares of preferred stock, no par value per share, none of which were issued and outstanding as of July 15, 2014.

Common stock

Subject to any special voting rights of any preferred stock that we may issue in the future, each share of common stock has one vote on all matters voted on by our stockholders, including election of our board of directors. Except as otherwise provided by law, at elections of directors at an annual or special meeting of stockholders at which a quorum is present, a director shall be elected by the vote of the majority of the votes cast with respect to that director’s election; provided, if the number of persons properly nominated to serve as directors exceeds the number of directors to be elected, then each director shall be elected by the vote of a plurality of the shares present in person or by proxy at the meeting and entitled to vote on the election of directors. Except as otherwise provided by law or the certificate of incorporation, any other action at an annual or special meeting of stockholders at which a quorum is present shall be authorized by a majority of the shares present in person or represented by proxy at the meeting and entitled to vote thereon. No share of common stock affords any cumulative voting or preemptive rights. Holders of common stock will be entitled to dividends in the amounts and at the times declared by our board of directors, after payment of any dividends on any outstanding preferred stock and subject to limitations for dividends contained in certain of Trinity’s outstanding debt instruments.

Holders of common stock will share equally in our assets on liquidation after payment or provision for all liabilities and any preferential liquidation rights of any preferred stock then outstanding. All issued and outstanding shares of common stock are fully paid and non-assessable and are not subject to redemption or conversion and have no conversion rights.

The transfer agent for our common stock is American Stock Transfer & Trust Company in Brooklyn, New York.

On May 5, 2014, Trinity’s Board of Directors authorized a 2-for-1 stock split on its common shares. The stock split was issued in the form of a 100% stock dividend. The additional shares were distributed on June 19, 2014 to the stockholders of record at the close of business on June 5, 2014.

Preferred stock

At the direction of our board of directors, we may issue shares of preferred stock from time to time. Our board of directors may, without any action by holders of our common stock, adopt resolutions to issue preferred stock in one or more series and establish or change the rights of the holders of any series of preferred stock.

The rights of any series of preferred stock may include:

•	voting rights;

•	liquidation preferences;

•	dividend rights;

•	redemption rights;

•	conversion or exchange rights; and

•	sinking funds.

The issuance of such preferred stock could, among other things:

•	adversely affect the voting, dividend, and liquidation rights with respect to the common stock;

•	discourage an unsolicited proposal to acquire us; or

•	facilitate a particular business combination involving us.

Any of these actions, plus those which follow in the remainder of this “Description of capital stock” section, could discourage a transaction that some or a majority of our stockholders might believe to be in their best interests or in which our stockholders might receive a premium for their stock over its then market price.

Certain anti-takeover provisions

Our Bylaws provide that:

•	vacancies in our board of directors are filled by the vote of a majority of the directors then in office;

•	special meetings of our stockholders may only be called by our chief executive officer or by the board of directors pursuant to a resolution adopted by a majority of our board of directors; and

•	advance notice of stockholder nominations for the elections of directors must be given in the manner provided by the Bylaws.

Delaware anti-takeover law

Section 203 of the DGCL prohibits certain business combination transactions between a Delaware corporation and any “interested stockholder” owning 15% or more of the corporation’s outstanding voting stock for a period of three years after the date on which the stockholder became an interested stockholder, unless:

•	the board of directors approves, prior to the date, either the proposed business combination or the proposed acquisition of stock which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction in which the stockholder becomes an interested stockholder, the interested stockholder owned at least 85% of the shares of the voting stock of the corporation which are not held by the directors, officers or certain employee stock plans; or

•	on or subsequent to the date on which the stockholder became an interested stockholder, the business combination with the interested stockholder is approved by the board of directors and also approved at a stockholders’ meeting by the affirmative vote of the holders of at least two-thirds of the outstanding shares of the corporation’s voting stock other than shares held by the interested stockholder.

Under Delaware law, a “business combination” includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder.

The noted merger moratorium statute and the noted required supermajority stockholder vote and the other matters described above may make it more difficult to change the composition of our board of directors and may discourage or make difficult any attempt by a person or group to obtain control of Trinity.

Description of debt securities and guarantees

This section summarizes the general terms of the debt securities and the guarantees that we may offer. The prospectus supplement relating to any particular debt securities offered will describe the specific terms of the debt securities and the related guarantees, which may be in addition to or different from the general terms summarized in this section. Debt securities offered pursuant to this prospectus will be issued under an indenture to be entered into between us and the trustee. The indenture, and any supplemental indentures thereto, will be subject to, and governed by, the Trust Indenture Act of 1939, or the TIA. A form of indenture has been filed with the SEC as an exhibit to the registration statement of which this prospectus forms a part, and you should read the indenture, as supplemented from time to time, for provisions that may be important to you. For more information on how you can obtain a copy of the form of the indenture, see “Where you can find more information.” In this discussion, the terms “Trinity,” “we,” “us” and “our” refer only to Trinity Industries, Inc. and not to any of its subsidiaries.

The indenture does not limit the amount of debt securities that we may issue. We may issue debt securities in one or more series, with the same or different terms and up to an aggregate principal amount as we may authorize from time to time, as described in a prospectus supplement.

The debt securities may have the benefit of guarantees, which we refer to as a guarantee, by one or more of our subsidiaries. We refer to our subsidiaries that provide a guarantee as a “guarantor.” Each prospectus supplement will describe any guarantees of debt securities for the benefit of the series of debt securities to which it relates. If a guarantor issues guarantees, the guarantees will be the general, unsecured obligations of the respective guarantors. Unless otherwise expressly stated or the context otherwise requires, as used in this section, the term “guaranteed debt securities” means debt securities that, as described in the prospectus supplement relating thereto, are guaranteed by one or more guarantors pursuant to the indenture.

Unless otherwise specified in the applicable prospectus supplement, the debt securities will represent general, unsecured obligations of Trinity and will rank equally with all of our other unsecured indebtedness. The debt securities will be effectively subordinated to, and thus have a junior position to, any secured indebtedness we may have with respect to the assets securing that indebtedness.

The debt securities will effectively rank junior to all liabilities of our subsidiaries that do not guarantee the debt securities (excluding any amounts owed by such subsidiaries to the Company or any guarantor). Claims of creditors of our subsidiaries that do not guarantee the debt securities generally will have priority with respect to the assets and earnings of such subsidiaries over the claims of our creditors, including holders of any debt securities. Accordingly, any debt securities will be effectively subordinated to creditors, including trade creditors and preferred stockholders, if any, of such subsidiaries.

You should read the particular terms of the debt securities, which will be described in more detail in the prospectus supplement.

The following summary of our debt securities is not complete and may not contain all of the information you should consider. This description is subject to and qualified in its entirety by reference to the indenture and any form of certificates evidencing the debt securities.

General

In the discussion that follows, we summarize certain provisions of the indenture and describe the general terms that will apply to any debt securities and guarantees that may be offered by us pursuant to this prospectus. This discussion is not complete, and is qualified by reference to all the provisions of the indenture, including definitions of terms used in the indenture. At the time that we offer debt securities, we will describe in the related prospectus supplement the specific terms of the offered debt securities and related guarantees and the extent to which the general terms described in this section apply to such debt securities and guarantees.

The prospectus supplement relating to any series of debt securities will describe the specific terms of the debt securities offered thereby, including some or all of the following, as applicable:

•	the title of the series (which will distinguish the debt securities of that particular series from the debt securities of any other series but which may be part of a series of debt securities previously issued);

•	the price or prices (expressed as a percentage of the principal amount thereof) at which the debt securities of the series will be issued;

•	the denominations in which the debt securities of the series will be issuable if other than denominations of $2,000 and any integral multiples of $1,000 in excess thereof;

•	any limit upon the aggregate principal amount of the debt securities of the series that may be authenticated and delivered under the indenture (except for debt securities authenticated and delivered upon registration of transfer of, or in exchange for, or in lieu of, other debt securities of the series pursuant to the indenture);

•	whether the debt securities of the series will be issuable as global securities, the terms and conditions, if any, upon which such global securities may be exchanged in whole or in part for debt securities of such series in definitive certificates registered in the names of the individual holders thereof, the depositary for such global securities, and the form of any legend or legends to be borne by any such global securities in addition to or in lieu of the legend set forth in the indenture;

•	the date or dates on which the principal of the debt securities of the series is payable;

•	(i) the rate or rates, if any, at which the debt securities of the series will bear interest (which may be fixed or variable); (ii) the manner in which the amounts of payment of principal (including amount payable in excess thereof) or interest, if any, on the debt securities of the series will be determined, if such amounts may be determined by reference to any commodity or commodity, currency, stock exchange or financial index; (iii) the date or dates from which interest, if any, will accrue; (iv) the date or dates on which interest, if any, of the debt securities of the series will commence and be payable; and (v) any regular or special record date for the payment of interest, if any, on the debt securities of the series;

•	(i) if other than in U.S. dollars, the currency in which debt securities of a series are denominated, which may include any foreign currency or any composite of two or more currencies; and (ii) the currency or currencies in which payments on such debt securities are payable, if other than the currency in which such debt securities are denominated;

•	the place or places where the principal of and interest, if any, on the debt securities of the series shall be payable, or the method of such payment, if by wire transfer, mail or other means;

•	any depositories, interest rate calculation agents or other agents with respect to debt securities of such series if other than those appointed in the indenture;

•	if applicable, the period or periods within which, the price or prices at which and the terms and conditions upon which the debt securities of the series may be redeemed, purchased or repaid, in whole or in part, at our option;

•	our obligation, if any, to redeem, purchase or repay the debt securities of the series pursuant to any sinking fund or analogous provisions or at the option of a holder thereof upon the happening of any event and the period or periods within which, the price or prices at which and the terms and conditions upon which debt securities of the series will be redeemed, purchased or repaid, in whole or in part, pursuant to such obligation;

•	if other than the principal amount thereof, the portion of the principal amount of the debt securities of the series that will be payable upon acceleration of the maturity thereof pursuant to the indenture;

•	any addition to or change in the covenants (and related defined terms) set forth in the indenture that applies to debt securities of the series;

•	any addition to or change in the events of default that applies to any debt securities of the series and any change in the right of the trustee or the requisite holders of such debt securities to declare the principal amount thereof due and payable pursuant to the indenture;

•	the provisions relating to any security provided for the debt securities of the series;

•	the subordination, if any, of the debt securities of the series pursuant to the indenture;

•	whether and the extent that debt securities will be guaranteed by the guarantors, the ranking of any such guarantee, the terms of such subordination, if applicable, of any such guarantee and the form of any such guarantee;

•	the form and terms of any guarantee of the debt securities of the series and the subordination, if any, of such guarantees pursuant to the indenture;

•	if and as applicable, the terms and conditions of any right to exchange for or convert debt securities of the series into shares of our common stock or other securities or another person; and

•	any other terms of the debt securities of the series.

The terms of any series of debt securities may vary from the terms described here. Thus, this summary also is subject to and qualified by reference to the description of the particular terms of the debt securities to be described in the applicable prospectus supplement.

Guarantees

The debt securities of any series may be guaranteed by one or more of our subsidiaries. However, the indenture will not require that any of our subsidiaries be a guarantor of any series of debt securities. As a result, a series of debt securities may not have any guarantors, and the guarantors of any series of guaranteed debt securities may differ from the guarantors of any other series of guaranteed debt securities. If the Company issues a series of guaranteed debt securities, the identity of the specific guarantors of the debt securities of that series will be identified in the applicable prospectus supplement.

If we issue a series of guaranteed debt securities, we will describe the particular terms of the guarantees of each such series in a prospectus supplement relating to that series, which we will file with the SEC. Unless otherwise provided in the prospectus supplement relating to a series of guaranteed debt securities, each guarantor of the debt securities of such series will unconditionally guarantee the due and punctual payment of the principal of, and premium, if any, and interest, if any, on each debt security of such series, all in accordance with the terms of such debt securities and the indenture.

The obligations of each guarantor under its guarantee will be limited as necessary to prevent that guarantee from constituting a fraudulent conveyance under applicable law.

Unless otherwise specified in the applicable prospectus supplement, a guarantor’s guarantee will represent general, unsecured obligations of such guarantor and will rank equally with all other unsecured indebtedness of such guarantor. A guarantor’s unsecured guarantee will be effectively subordinated to, and thus have a junior position to, any secured indebtedness a guarantor may have with respect to the assets securing that indebtedness.

The guarantee of a guarantor will effectively rank junior to all liabilities of such guarantor’s subsidiaries that are not also guarantors (excluding any amounts owed by such subsidiaries to the guarantor). Claims of creditors of non-guarantor subsidiaries of a guarantor generally will have priority with respect to the assets and earnings of such subsidiaries over the claims of creditors of such guarantor, including holders of any debt securities.

Accordingly, any guarantee will be effectively subordinated to creditors, including trade creditors and preferred stockholders, if any, of such subsidiaries.

If a guarantee were rendered void or voidable, it could be subordinated by a court to all other indebtedness (including guarantees and other contingent liabilities) of the applicable guarantor, and, depending on the amount of such indebtedness, a guarantor’s liability on its guarantee could be reduced to zero.

The guarantee of a guarantor will be automatically and unconditionally released and discharged, without the consent of the holders of the debt securities, and no further action by us, any guarantor or the trustee shall be required for such release (unless we shall notify the trustee that no release and discharge shall occur as a result thereof) upon:

•	the sale or other disposition (including by way of consolidation or merger) of such guarantor to a person or entity other than us or any of our subsidiaries in a transaction or series of transactions not prohibited by the indenture;

•	the sale or other disposition of all or substantially all of the assets of such guarantor to a person or entity other than us or any of our subsidiaries in a transaction or series of transactions not prohibited by the indenture;

•	our exercise of our legal defeasance or covenant defeasance options under the indenture or the satisfaction and discharge of our obligations under the indenture in accordance with the terms of the indenture; or

•	such guarantor no longer being a guarantor under our primary bank credit facility, including by reason of the termination of our primary bank credit facility.

At any time after the issuance of the debt securities, including following any release of a guarantor from its guarantee, we will cause any of our subsidiaries that is a guarantor under our primary bank credit facility to execute and deliver to the trustee a supplemental indenture pursuant to which such subsidiary will guarantee payment of the notes on the same terms and conditions as those set forth in the indenture. Thereafter, such subsidiary shall be a guarantor for all purposes of the notes unless and until such guarantee is released in accordance with the provisions of the indenture.

Payment and paying agents

We will pay interest to holders listed in the trustee’s records at the close of business on a particular day in advance of each due date for interest, even if such holders no longer own the debt security on the interest due date. We may choose to pay interest, principal and any other money due on the debt securities at the corporate trust office of the trustee. Payments in any other manner will be specified in the prospectus supplement.

We may also arrange for additional payment offices, and may cancel or change these offices, including our use of the trustee’s corporate trust office. These offices are called “paying agents.” We may also choose to act as our own paying agent. We will notify the trustee of changes in the paying agents for any particular series of debt securities.

Merger, consolidation or sale of assets

Unless otherwise specified in the applicable prospectus supplement, neither we nor any guarantor will: (a) consolidate or merge with or into another person or (b) sell, assign, transfer, convey, lease or otherwise dispose of all or substantially all of its or its subsidiaries’ properties or assets taken as a whole, in one or more related transactions, to another person, unless:

•

either: (i) we or such guarantor, as the case may be, are the surviving entity; or (ii) the person formed by or surviving any such consolidation or merger (if other than us or such guarantor, as the case may be) or to which such sale, assignment, transfer, conveyance, lease or other disposition has been made is a corporation, partnership or limited liability company organized or existing under the laws of the United States, any state of the United States or the District of Columbia;

•	the person formed by or surviving any such consolidation or merger (if other than us or such guarantor, as the case may be) or to which such sale, assignment, transfer, conveyance, lease or other disposition has been made assumes all of our obligations or the obligations of such guarantor, as the case may be, under the debt securities and the indenture pursuant to a supplemental indenture or other agreements delivered to the trustee;

•	immediately after such transaction, no default or event of default exists (other than in the case of: (i) our merger, or the merger of such guarantor, as the case may be, with an affiliate solely for the purpose of reincorporating in another jurisdiction; or (ii) any consolidation or merger, or any sale, assignment, transfer, conveyance, lease or other disposition of assets between or among us, the guarantors and our subsidiaries); and

•	we or such guarantor, as the case may be, shall have delivered, or cause to be delivered, to the trustee an officer’s certificate and an opinion of counsel, each stating that such consolidation, merger, sale, transfer, conveyance, lease or other disposition complies with the requirements of the Indenture.

Notwithstanding the foregoing, such provisions with respect to limitations on consolidation, merger, conveyance or transfer on certain terms shall not apply to any guarantor if at such time such guarantor’s guarantee has been released in accordance with the terms of the indenture.

Modification of the indenture

Unless otherwise specified in the applicable prospectus supplement, we and the trustee may amend or supplement the indenture or the debt securities of a series without the consent of any holder of debt securities:

•	to cure any ambiguity, defect or inconsistency, provided that no such action shall materially and adversely affect the interests of the holders;

•	to comply with the indenture’s provisions regarding merger, consolidation or sale of assets;

•	to provide for uncertificated debt securities in addition to or in place of certificated debt securities;

•	to provide for unregistered debt securities;

•	to make any change that does not materially and adversely affect the rights of any holder;

•	to comply with requirements of the SEC in order to effect or maintain the qualification of the indenture under the TIA;

•	to establish the form or forms or terms of debt securities of any series or of the coupons appertaining to such debt securities as permitted by the indenture;

•	to add covenants for the benefit of the holders, to surrender any of our rights or the rights of any guarantor or to add circumstances under which we will pay additional interest on the debt securities;

•	to add any additional events of default;

•	to change or eliminate any of the provisions of the indenture; provided that any such change or elimination shall become effective only when there are no outstanding debt securities created prior to the execution of such amendment or supplemental indenture that are adversely affected in any material respect by such change in or elimination of such provision;

•	to secure our obligations under the debt securities and the indenture;

•	to evidence and provide for the acceptance of appointment under the indenture by a successor trustee with respect to the debt securities of one or more series and to add to or change any of the provisions of the indenture as may be necessary to provide for or facilitate the administration of the trusts under the indenture by more than one trustee; or

•	to add any additional guarantors.

Unless otherwise specified in the applicable prospectus supplement, we and the trustee may, with the consent of the holders of a majority in aggregate principal amount of the debt securities of a series, voting as a single class, amend or supplement the indenture or the debt securities of a series or the rights of the holders of the debt securities of such series. Unless otherwise indicated for a particular series of debt securities by the applicable prospectus supplement establishing such series, without the consent of the holder of each security affected (whether in the aggregate holding a majority in principal amount of debt securities of such series or not), no amendment, supplemental indenture or waiver may be made that, as to any non-consenting holders:

•	reduces the percentage of principal amount of outstanding securities whose holders must consent to an amendment, supplemental indenture or waiver;

•	reduces the rate of interest on any debt security or changes the index or reduces the spread applicable to any floating rate securities;

•	reduces the principal amount of or premium, if any, on the securities or changes the stated maturity of any of the securities;

•	changes the place, manner or currency of payment of principal of, or premium, if any, or interest on the securities;

•	makes any change in the provisions of the indenture relating to seniority or subordination of any security that adversely affects the rights of any holder under such provisions;

•	reduces the principal amount of discount securities payable upon acceleration of the maturity thereof;

•	waives a default or event of default in the payment of the principal of or premium, if any, or interest on the securities (except a rescission of the declaration of acceleration of the securities of any series by the holders of a majority in principal amount of the outstanding securities of such series and a waiver of the payment default resulting from such declaration that has been rescinded);

•	makes any change in the provisions of the indenture relating to waivers of past defaults or the rights of holders of securities to receive payments of principal of or premium, if any, or interest on the securities or the right to institute suit for the enforcement of any such payments;

•	waives a payment with respect to any securities payable on redemption at our option or repurchase at the option of the holder thereof or changes any of the provisions with respect to the redemption or repurchase of any securities; or

•	makes any change in the amendment and waiver provisions of the indenture requiring the consent of the holder of each security affected thereby.

Events of default and remedies

Unless otherwise specified in the applicable prospectus supplement, the indenture provides that events of default regarding the debt securities of any series will be:

•	default for 30 days in the payment when due of interest on debt securities of that series;

•	default in the payment when due (at maturity, upon redemption or otherwise) of the principal of, or premium, if any, on, the debt securities of that series;

•	failure by us to comply with any non-payment covenant in the indenture (other than a covenant that has been included in the indenture solely for the benefit of a series of debt securities other than that series) and such failure continues for the period and after the trustee notifies us, or the holders of at least 25% in aggregate principal amount of the debt securities of that series then outstanding voting as a single class notify us and the trustee, of such default and we do not cure such default or such default is not waived within 90 days after the receipt of such notice;

•	if any guarantee of such notes is held in any judicial proceeding to be unenforceable or invalid or ceases for any reason to be in full force and effect, or such guarantor denies or disaffirms their obligations of such notes under the guarantee;

•	certain events of bankruptcy or insolvency described in the indenture with respect to us or any of our guarantors; and

•	any other event of default provided with respect to debt securities of that series, which is specified in the applicable prospectus supplement.

If an event of default (other than pursuant to the bankruptcy or insolvency provisions of the indenture with respect to us) regarding debt securities of any series issued under the indenture should occur and be continuing, either the trustee or the holders of at least 25% in the principal amount (or, if such securities are discount securities, such portion of the principal amount as specified in the applicable prospectus supplement) of the then outstanding debt securities of such series may declare each debt security of that series due and payable immediately without further action or notice. If a bankruptcy or insolvency event occurs with respect to us, the debt securities of such series will immediately become due and payable without any declaration or other act on the part of the trustee or the holders of the debt securities of such series. The holders of a majority in principal amount of debt securities of such series may rescind any acceleration and its consequences (other than with respect to an event of default pursuant to the bankruptcy or insolvency provisions of the indenture with respect to us) if (1) the rescission would not conflict with any judgment or decree, (2) we have paid or deposited with the trustee a sum sufficient to pay in the currency in which the debt securities of that series are payable (A) all overdue interest, if any, on all outstanding debt securities of that series, (B) all unpaid principal of and premium, if any, any outstanding debt securities of that series which has become due otherwise than by such a declaration of acceleration, and interest on such unpaid principal or premium at the rate or rates prescribed therefor in such notes or, if no such rate or rates are so prescribed, at the rate borne by the debt securities during the period of such default, and (C) to the extent that payment of such interest is enforceable under applicable law, interest upon overdue interest to that date of such payment or deposit at the rate or rates prescribed therefor in such debt securities, or, if no such rate or rates are so prescribed, at the rate borne by the debt securities during the period of such default and (3) all existing events of default (other than for nonpayment of principal, premium, if any, or interest that has become due solely because of the acceleration) have been cured or waived.

The holders of a majority in aggregate principal amount of the then outstanding debt securities of any series may direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee under the indenture. The holders of a majority in aggregate principal amount of the then outstanding debt securities of any series also will be entitled to waive past defaults regarding such debt securities, except for a default in payment of principal of or premium, if any, or interest on such debt securities or in respect of a covenant or provision that cannot be modified or amended hereunder without the consent of the holder of each such debt security. The trustee generally may not be ordered or directed by any of the holders of debt securities to take any action unless one or more of the holders shall have offered to the trustee indemnity or security satisfactory to it. Prior to taking such actions, the trustee may refuse to take any action ordered by the holders if such action conflicts with law or the indenture, is unduly prejudicial to the rights of other holders or would involve the trustee in personal liability.

If the trustee collects any money in connection with an event of default regarding the debt securities of any series, the trustee may use any sums that it holds under the applicable indenture for its own reasonable compensation and expenses incurred prior to paying the holders of debt securities of such series.

Before any holder of any series of debt securities may institute action for any remedy, except payment on the holder’s debt security when due, the holders of not less than 25% in principal amount of the debt securities of that series outstanding must request the trustee to take action. Holders must also offer and give the trustee security or indemnity satisfactory to it against liabilities incurred by the trustee for taking such action.

Legal defeasance and covenant defeasance

Unless otherwise specified in the applicable prospectus supplement, we may at any time elect to have all of our obligations and certain other provisions discharged with respect to the outstanding debt securities, or Legal Defeasance, except for the rights of holders of outstanding debt securities to receive payments in respect of the principal of or premium, if any, or interest on, such debt securities when such payments are due from the trust referred to below, certain other of our obligations and certain other rights of the trustee under the indenture.

In addition, we may at any time elect to have our obligations released with respect to certain covenants and thereafter any omission to comply with those covenants will not constitute a default or event of default with respect to the debt securities, or Covenant Defeasance. In the event Covenant Defeasance occurs, certain events described under “—Events of default and remedies” (not including non-payment) will no longer constitute an event of default with respect to the debt securities.

In order to exercise either Legal Defeasance or Covenant Defeasance in respect of any series of debt securities, in addition to the satisfaction of other conditions, we must irrevocably deposit with the trustee for the benefit of the holders of such debt securities to be defeased money in amounts as will be sufficient to pay the principal of and premium, if any, and interest on the outstanding debt securities of such series on the stated date for payment thereof or on the applicable redemption date, as the case may be. In addition, we must deliver to the trustee an opinion of counsel and officer’s certificate in connection with such defeasance, and we may not exercise such defeasance if certain defaults or events of default with respect to debt securities of such series have occurred and are continuing on the date of such deposit or if such defeasance would result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than the indenture) to which we or any of our subsidiaries is a party or by which we or any of our subsidiaries is bound.

Satisfaction and discharge

Unless otherwise specified in the applicable prospectus supplement, the indenture will be discharged and will cease to be of further effect with respect to the debt securities of a particular series, when:

•	either:

¡	all debt securities of such series that have been authenticated and, except for lost, stolen or destroyed debt securities of such series that have been replaced or paid and debt securities of such series for whose payment money has been deposited in trust or segregated and held in trust by us and thereafter repaid to us, have been delivered to the trustee for cancellation; or

¡	all debt securities of such series that have not been delivered to the trustee for cancellation (1) have become due and payable, (2) will become due and payable at their stated maturity within one year or (3) if redeemable in accordance with the terms of such debt securities, are to be called for redemption within one year under arrangements satisfactory to the trustee for the giving of notice of redemption by the trustee in our name, and at our expense;

and we have irrevocably deposited or caused to be deposited with the trustee as trust funds in trust solely for the benefit of the holders of debt securities of such series, in amounts as will be sufficient, without consideration of any reinvestment of interest, to pay and discharge the entire indebtedness (including all principal, premium, if any, and interest) on such series of debt securities not delivered to the trustee for cancellation (in the case of debt securities of such series that have become due and payable on or prior to the date of such deposit) or to the stated maturity or redemption date, as the case may be:

•	we have paid or caused to be paid all other sums payable by us under the indenture in respect of the debt securities of such series; and

•	we have delivered irrevocable instructions to the trustee under the indenture to apply the deposited money toward the payment of the debt securities at maturity or on the redemption date, as the case may be.

In addition, we must deliver an officer’s certificate and an opinion of counsel to the trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Subordination

If specified in the applicable prospectus supplement, the debt securities of a series may be subordinated, which we refer to as subordinated debt securities, to senior indebtedness (as defined in the applicable prospectus supplement) to the extent set forth in the prospectus supplement relating thereto. To the extent we conduct operations through subsidiaries, the holders of debt securities (whether or not subordinated debt securities) will be structurally subordinated to the creditors and any preferred equity holders of such subsidiaries.

Conversion and exchange rights

If specified in the applicable prospectus supplement, the debt securities of a series may be convertible into or exchangeable for common stock or other securities of us or another entity. We will describe in the applicable prospectus supplement, among other things, the conversion or exchange rate or price and any adjustments thereto, the conversion or exchange period or periods, provisions as to whether conversion or exchange will be mandatory, at our option or at the option of the holders of that series of debt securities, and provisions affecting conversion or exchange in the event of the redemption of that series of debt securities.

Reporting

Unless otherwise specified in the applicable prospectus supplement, the indenture will require us to provide the trustee with a copy of the reports, information and documents that we file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act within 15 days after we file the same with the SEC. Documents filed by us with the SEC via the EDGAR system will be deemed filed with the trustee as of the time such documents are filed via EDGAR. Delivery of such reports, information and documents to the trustee is for informational purposes only, and the trustee’s receipt of such shall not constitute constructive notice of any information contained therein or determinable from information contained therein, including our compliance with any of the covenants under the indenture. We will also comply with Section 314(a) of the TIA.

Further issues

Unless specified otherwise with respect to a series of debt securities in a prospectus supplement, we may from time to time, without notice to or the consent of the registered holders of a series of debt securities, create and issue further debt securities of ranking equally with the debt securities of any series in all respects (or in all respects other than the payment of interest accruing prior to the issue date of such further debt securities or except for the first payment of interest following the issue date of such further debt securities). Such further debt securities may be consolidated and form a single series with, and have the same terms as to status or otherwise as, such previously issued debt securities, provided that, if any additional notes subsequently issued are not fungible for U.S. federal income tax purposes with any notes previously issued, such additional notes shall be issued under a separate CUSIP, ISIN and/or any other identifying number, but shall otherwise be treated as a single class with all other notes issued under the indenture.

Form, exchange, registration and transfer

The debt securities will be issued only in registered form. Debt securities of a series will either be global securities registered in book-entry form or definitive certificates registered in the name of the holders thereof. Procedures relating to global securities are described below under “Book-entry procedures and settlement.”

Unless otherwise provided in the applicable prospectus supplement, debt securities denominated in United States dollars will be issued only in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof. The prospectus supplement relating to offered securities denominated in a foreign or composite currency will specify the denomination of the offered securities.

Debt securities represented by a paper certificate may be presented for exchange or transfer at the office of the registrar. Holders will not have to pay any service charge for any registration of transfer or exchange of their certificates, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with such registration of transfer.

Book-entry procedures and settlement

The debt securities initially will be issued in book-entry form only and represented by one or more global securities registered in the name of, and deposited with a custodian for, The Depository Trust Company, or DTC, or its nominee. DTC or its nominee will be the sole registered holder of the debt securities for all purposes under the indenture. Owners of beneficial interests in the debt securities represented by the global securities will hold their interests pursuant to the procedures and practices of DTC. As a result, beneficial interests in these securities will be shown on, and may only be transferred through, records maintained by DTC and its direct and indirect participants and any such interest may not be exchanged for certificated securities, except in limited circumstances. Owners of beneficial interests must exercise any rights in respect of their interests in accordance with the procedures and practices of DTC. Beneficial owners will not be holders and will not be entitled to any rights provided to the holders of debt securities under the global securities or the indenture. We and the trustee, and any of our respective agents, may treat DTC as the sole holder and registered owner of the global securities under the terms of the indenture.

Concerning the trustee

If the trustee becomes one of our creditors, it will be subject to limitations in the indenture on its rights to obtain payment of claims or to realize on some property received for any such claim, as security or otherwise. The trustee is permitted to engage in other transactions with us and our affiliates in the ordinary course of business. If, however, it acquires any conflicting interest, it must eliminate that conflict or resign.

The holders of a majority in principal amount of the then outstanding debt securities of any series may direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee.

Governing law

The debt securities and the indenture will be governed by, and construed in accordance, with the laws of the State of New York without regard to conflicts of laws principles thereof.

Plan of distribution

We may sell our securities in any one or more of the following ways from time to time: (i) through agents; (ii) to or through underwriters; (iii) through brokers or dealers; (iv) directly by us to purchasers, including through a specific bidding, auction or other process; or (v) through a combination of any of these methods of sale. The applicable prospectus supplement will contain the terms of the transaction, name or names of any underwriters, dealers, agents and the respective amounts of securities underwritten or purchased by them, the initial public offering price of the securities, and the applicable agent’s commission, dealer’s purchase price or underwriter’s discount. Any dealers and agents participating in the distribution of the securities may be deemed to be underwriters, and compensation received by them on resale of the securities may be deemed to be underwriting discounts.

Any initial offering price, dealer purchase price, discount or commission may be changed from time to time.

The securities may be distributed from time to time in one or more transactions, at negotiated prices, at a fixed price or fixed prices (that may be subject to change), at market prices prevailing at the time of sale, at various prices determined at the time of sale or at prices related to prevailing market prices.

Offers to purchase securities may be solicited directly by us or by agents designated by us from time to time. Any such agent may be deemed to be an “underwriter,” as that term is defined in the Securities Act of 1933, as amended, or the Securities Act, of the securities so offered and sold.

If underwriters are utilized in the sale of any securities in respect of which this prospectus is being delivered, such securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at fixed public offering prices or at varying prices determined by the underwriters at the time of sale. Securities may be offered to the public either through underwriting syndicates represented by managing underwriters or directly by one or more underwriters. If any underwriter or underwriters are utilized in the sale of securities, unless otherwise indicated in the applicable prospectus supplement, the obligations of the underwriters are subject to certain conditions precedent, and the underwriters will be obligated to purchase all such securities if they purchase any of them.

If a dealer is utilized in the sale of the securities in respect of which this prospectus is delivered, we will sell such securities to the dealer, as principal. The dealer may then resell such securities to the public at varying prices to be determined by such dealer at the time of resale. Transactions through brokers or dealers may include block trades in which brokers or dealers will attempt to sell shares as agent but may position and resell as principal to facilitate the transaction or in cross trades, in which the same broker or dealer acts as agent on both sides of the trade. Any such dealer may be deemed to be an underwriter, as such term is defined in the Securities Act, of the securities so offered and sold.

Offers to purchase securities may be solicited directly by us and the sale thereof may be made by us directly to institutional investors or others, who may be deemed to be “underwriters” within the meaning of the Securities Act with respect to any resale thereof.

Agents, underwriters and dealers may be entitled under relevant agreements with us to indemnification by us against certain liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which such agents, underwriters and dealers may be required to make in respect thereof. The terms and conditions of any indemnification or contribution will be described in the applicable prospectus supplement.

We may enter into derivative, sale or forward sale transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those transactions, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions and by issuing securities not covered by this prospectus but convertible into, exchangeable for or representing beneficial interests in securities covered by this prospectus, or the return of which is derived in whole or in part from the value of such securities. The third parties may use securities received under derivative, sale or forward sale transactions or securities pledged by us or borrowed from us or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from us in settlement of those transactions to close out any related open borrowings of stock. The third party in such sale transactions will be an underwriter and will be identified in the applicable prospectus supplement (or a post-effective amendment).

Underwriters, broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from us. Underwriters, broker-dealers or agents may also receive compensation from the purchasers of shares for whom they act as agents or to whom they sell as principals, or both. Compensation as to a particular underwriter, broker-dealer or agent will be in amounts to be negotiated in connection with transactions involving shares and might be in excess of customary commissions. In effecting sales, broker-dealers engaged by us may arrange for other broker-dealers to participate in the resales.

Any securities offered other than common stock will be a new issue and, other than the common stock, which is listed on the New York Stock Exchange, will have no established trading market. We may elect to list any series of securities on an exchange, and in the case of the common stock, on any additional exchange, but, unless otherwise specified in the applicable prospectus supplement, we shall not be obligated to do so. No assurance can be given as to the liquidity of the trading market for any of the securities.

Agents, underwriters and dealers may engage in transactions with, or perform services for, us or our subsidiaries in the ordinary course of business.

Any underwriter may engage in overallotment, stabilizing transactions, short covering transactions and penalty bids in accordance with Regulation M under the Exchange Act. Overallotment involves sales in excess of the offering size, which create a short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Short covering transactions involve purchases of the securities in the open market after the distribution is completed to cover short positions. Penalty bids permit the underwriters to reclaim a selling concession from a dealer when the securities originally sold by the dealer are purchased in a covering transaction to cover short positions. Those activities may cause the price of the securities to be higher than it would otherwise be. If commenced, the underwriters may discontinue any of the activities at any time. An underwriter may carry out these transactions on the New York Stock Exchange, in the over-the-counter market or otherwise.

The place and time of delivery for securities will be set forth in the accompanying prospectus supplement for such securities.

Legal matters

Unless we state otherwise in the applicable prospectus supplement, the validity of the securities being offered by this prospectus will be passed upon for us by Haynes and Boone, LLP, Dallas, Texas. Any underwriters or agents will be represented by their own legal counsel, who will be identified in the applicable prospectus supplement.

Experts

The consolidated financial statements of Trinity Industries, Inc. appearing in Trinity Industries, Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2013, and the effectiveness of Trinity Industries, Inc.’s internal control over financial reporting as of December 31, 2013 have been audited by Ernst & Young

LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are, and audited financial statements to be included in subsequently filed documents will be, incorporated herein in reliance upon the reports of Ernst & Young LLP pertaining to such financial statements and the effectiveness of our internal control over financial reporting as of the respective dates (to the extent covered by consents filed with the SEC) given on the authority of such firm as experts in accounting and auditing.

Where you can find more information

We file annual, quarterly and current reports, proxy statements, and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov. Copies of certain information filed by us with the SEC are also available on our website at http://www.trin.net. Our website is not a part of this prospectus. You may also read and copy any document we file with the SEC at its public reference room, at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330.

Documents incorporated by reference into this prospectus

We are incorporating by reference in this prospectus the documents we file with the SEC. This means that we are disclosing important information to you by referring to these filings. The information we incorporate by reference is considered a part of this prospectus, and subsequent information that we file with the SEC may automatically update and supersede this information.

Any statement contained in this prospectus or in any document incorporated or deemed to be incorporated by reference into this prospectus will be deemed modified or superseded for the purposes of this prospectus to the extent that a statement contained in this prospectus or any subsequently filed document which also is, or is deemed to be, incorporated by reference into this prospectus modifies or supersedes that statement. Accordingly, we incorporate by reference the specific documents listed below and any future filings made with the SEC after the date hereof under Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, which will be deemed to be incorporated by reference into this prospectus and to be part of this prospectus from the date we subsequently file such reports and documents until the termination of this offering, except that any such reports or portions thereof which are furnished and not filed shall not be deemed incorporated by reference herein:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2013, filed with the SEC on February 20, 2014;

•	our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2014, filed with the SEC on April 30, 2014;

•	our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2014, filed with the SEC on July 30, 2014;

•	our Current Reports on Form 8-K filed with the SEC on March 6, 2014, March 26, 2014, April 1, 2014, May 6, 2014, June 30, 2014, July 3, 2014, August 18, 2014, and September 12, 2014; and

•	our Definitive Proxy Statement on Schedule 14A, filed with the SEC on April 1, 2014.

In addition, we incorporate by reference into this prospectus all documents filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this prospectus and before the offering is terminated.

We will provide, upon written or oral request, to each person, including any beneficial owner to whom a prospectus is delivered, a copy of these filings (other than exhibits to such documents unless such exhibits are specifically incorporated by reference in any such documents) at no cost by writing to us at the following mailing address or telephoning us at the following number:

Trinity Industries, Inc.

Attn: S. Theis Rice

2525 N. Stemmons Freeway

Dallas, Texas 75207-2401

(214) 631-4420